                                           February 27, 2009

Mr. Larry L. Greene United States Securities and Exchange Commission 100 F Street, N.E., Mail Stop 4720 Washington, D.C. 20549

RE:	Prospect Capital Corporation (the "Company") File Nos. 814-00659 & 333-143819

Dear Mr. Greene:

We are in receipt of your comments of February 26, 2009 regarding the Registration Statement on Form N-2 of the Company.

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company's Registration Statement discussed below.  These changes will be reflected in Post-Effective Amendment No. 10 to the Company's Registration Statement.  We are enclosing copies of pages changed to respond to your comments that have been marked to show the Company's responses to your comments.  We have also included a draft prospectus supplement.

The Company's responses to your comments are set forth below.  For ease of reference, the text of each of your comments is set forth in italics and followed by the corresponding response.

Prospectus Cover

1. The first paragraph indicates that the Company will offer various types of securities: “to provide us with funds to . . . acquire investments that we reasonably believe are in our acquisition pipeline.”  (Emphasis added.)  Does the phrase “acquisition pipeline” mean the same as “in accordance with our investment objective and strategies?

The Company has determined to delete reference to use of proceeds on the cover.  Please see responses to similar comments below relating to use of proceeds sections.

2. The next sentence states that: “Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus, possibly at a discount to net asset value

Mr. Larry L. Greene
February 27, 2009

per share in certain circumstances.”  Move this statement to a separate paragraph, specify that common shares are the securities to be offered at below net asset value, and indicate that sales below net asset value dilute existing shareholders and have the effect of reducing net asset value.

The Company has revised the disclosure accordingly.

3. The paragraph towards the bottom of the page that begins with the phrase “This prospectus contains important information . . .” should not appear in bold.

The Company has revised the disclosure accordingly.

Prospectus

4. Disclosure captioned “Prospectus Summary – The Offering” states that: “We may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of our Securities to provide us with funds to repay outstanding debt, and to acquire investments that we reasonably believe are in our acquisition pipeline.”  Other similar disclosures reflect other formulations reflecting other purposes for which the funds may be used.  The statements should be consistent.

The Company has revised use of proceeds disclosure throughout to ensure conformity of substance.

5. The last sentence of the second paragraph of this discussion indicates that in certain circumstances the sale of Company shares may be at a discount to net asset value which may be dilutive to stockholders.  The sentence should be moved to a separate paragraph and the circumstances therein referred to should be identified.  Disclose the risk that a sale of common below net asset value dilutes existing shareholders, causes the net asset value of the Company to drop, and has the effect of reducing the market price of shares.  Add a cross reference to the discussion captioned “Sales of Common Stock Below Net Asset Value.”

The Company has modified the disclosure as requested except that the Company believes that sales below net asset value do not necessarily reduce the market price of its common stock, particularly where the amount of dilution per share is not material or where it is perceived that the sale will strengthen the Company's financial position.

Advise the staff whether the Company could be simultaneously selling below net asset value and making a distribution consisting of, in whole or in part, a return of capital.

The Company does not anticipate that it would be simultaneously selling shares at a discount and making distributions other than out of current or retained income.

6. The discussion captioned “Prospectus Summary – Use of proceeds” states that the net proceeds from the offering will be used to acquire: “new or additional investments in portfolio companies in accordance with our investment objective and strategies, repayment of then

Mr. Larry L. Greene
February 27, 2009

outstanding indebtedness, acquisitions or general corporate purposes.”  (Emphasis added.)  Please advise the staff whether “acquisitions” is synonymous with “new or additional investments.”

The term “acquisitions” has been deleted but was intended to be synonymous with “new or additional investments.”

7. The discussion captioned “Prospectus Summary – Recent Developments” indicates that the Company has entered into a commitment establishing a dual rated credit facility.  Indicate whether the facility is secured by a pledge of assets.  If so, disclose the details.

This item has been removed as it is no longer a recent development.  For the information of the staff the commitment was solely to arrange a facility and was not itself a commitment for a facility on any particular terms.  Accordingly, it is not known whether the facility will be secured although the Company expects that it will be.

8. The proviso paragraph following the caption “Example” in the fee table contains the following clause: “we have assumed we would have borrowed all $200 million available under our line of credit.”  Is this assumed in the fee table above?  If not, why assume that amount in the Example only?  Is the Company currently at such level of borrowing?  If not, does it intend to borrow all $200 million?

The third sentence of the first paragraph under “Fees and Expenses” states that same assumption for all of the tables.  As disclosed, the Company had approximately $134 million of debt outstanding at December 31, 2008.  The Company does not intend to borrow the full $200 million in the current market environment.

9. In light of the Company’s total annual expenses, the expenses in the example appear to be understated.  Please confirm the accuracy of that information.

The Company hereby confirms the accuracy of the information in the tables.

10. Footnote 8 to the fee table indicates that Other Expenses is based on annualized expenses during the quarter ended September 30, 2008.  Please update that information.

The Company has revised the item Other Expenses in the fee table to reflect the Company's annualized expenses during the quarter ended December 31, 2008.  Footnote 8 to this fee table also has been revised accordingly.  The Company has moved the Example table to the note relating thereto and has revised the note to more accurately reflect the instructions to that table in Form N-2.

11. The “Selected Condensed Financial Data” states that it is “For the Year/Period Ended June 30.”  If not effective on or about March 2, 2009, the Company will need to update the information to comply with 17 CFR Reg. 210.3-18 of Regulation S-X.  Later in the table other information appears as of, or “For the Three Months ended September 30.”   This information should be updated to December 31.

Mr. Larry L. Greene
February 27, 2009

The Company has updated the prospectus for December 31, 2008 financial information.

12. Under the caption “Risk Factors” it is disclosed that “We have asked our stockholders for approval for us to be able to sell an unlimited number of shares of our common stock at any level of discount from net asset value per share in accordance with the exception described above in . . .”  Revise the disclosure to indicate whether shareholders approved the sales of shares below net asset value, and if so, when that approval expires.  Similarly, revise disclosure on this topic appearing under the later captioned discussion, “Sales of Common Stock Below Net Asset Value.”  With respect to the underlined clause, clarify the referenced exception.

The Company has updated and expanded the disclosure as requested.  The Company believes the cross-reference to the exact terms of the exception is explicit and that it would interfere with communicating the substance of the risk factor to repeat the nine lines of text describing the exception.  Accordingly, the Company has not altered the cross-reference in that regard.

13. Revise the first paragraph of the discussion captioned “Use of Proceeds” adding the substance of the first underlined clause and substitute the word “specifically” in place of the second underlined clause, as follows: “Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from selling Securities pursuant to this prospectus, including the proceeds of sales below net asset value, for investment in portfolio companies in accordance with our investment objective and strategies, repayment of then outstanding indebtedness, acquisitions or general corporate purposes.  A supplement to this prospectus relating to each offering will more fully identify the use of the proceeds from such offering including any intention to utilize proceeds to pay expenses in order to avoid sales of long-term assets.”  (Emphasis added.)  In addition, disclose the nature or general type of considerations that would lead the board to conclude that the sale of Company securities at below net asset value might be of benefit to current shareholders.

The first paragraph contains the underscored language as requested.  The Company does not believe it appropriate to substitute the word “specifically” for the phrase “more fully” inasmuch as it may in fact not have any more detailed plans for such proceeds at the time of the offering.  The Company has revised the disclosure to clarify this point.  The Company has also expanded disclosure of the type of factors the directors would be expected to consider.

14. The discussion captioned “Sales of Common Stock Below Net Asset Value” indicates that the Company might engage in rights offerings.  In that connection, note that any such offering should be based on the factors and determinations discussed in Investment Company Act Release No. 9932 (September 15, 1977) with respect to rights offerings.  In particular, the disclosure should address the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff’s view that there should be a specific intended use for the offering proceeds and disclose it under the caption “Use of Proceeds.”  The disclosure should indicate that the offering is designed to raise funds to be invested consistent with the Company’s investment objectives and policies depending on conditions for the types of securities in which the Company typically invests.

Mr. Larry L. Greene
February 27, 2009

The Company does not believe that detailed disclosure regarding a rights offering is appropriate in the base prospectus.  The role of the Board of Directors and the disclosure vary considerably depending on whether the rights are transferable or nontransferable and on other factors, none of which have been considered as no rights offering is under consideration at this time and all of which would be described in the prospectus supplement for the rights offering.

Please disclose the aggregate limitation on the amount of discount in any one offering the Company may make under the shelf registration, and whether the Company has an aggregate ceiling on the amount of discount of all offerings made by the Company under the shelf, the excess of which would trigger the need for a post-effective amendment to the shelf offering.

The Company does not believe there should be any limitation on the amount of discount in any particular offering as its stockholders did not approve any restrictions.  The Company believes that the aggregate dilution due to offerings under the shelf prior to the Company being required to file a post-effective amendment to the Registration Statement should be 25%, which would be measured in each offering under a particular amendment by multiplying the difference between the most recently calculated NAV per share and the public offering price times the number of shares sold in the offering and than comparing the sum of such amounts for all such offerings to the aggregate NAV of the Company most recently determined prior to the effectiveness of the amendment pursuant to which such offerings are made.  Disclosure of this standard has been added at the end of the section under a new sub-heading.

The last sentence of the first paragraph indicates that the Company could also sell shares of common stock below net asset value per share in certain other circumstances, including rights offerings.  Specify the other circumstances.

Rights offerings are effectively the only other type of discounted offering the Company could currently make, and the Company has modified the disclosure accordingly.

15. Add disclosure indicating that the adviser benefits from the sale of equity and debt securities, including sales of common below net asset value, why that is the case, and the impact of this conflict of interest on the Company and its shareholders.

The Company has added disclosure on this point at the end of the introductory paragraphs.

16. Confirm that the line item captioned “Investment Per Share Held by Stockholder A,” under the sub-caption “Impact On Existing Stockholders Who Do Not Participate” is correct in the case of Examples 1 – 3.

The Company confirms the accuracy of the calculations in these examples.

17. The following disclosure appearing under the sub-caption “Impact On Existing Stockholders Who Do Participate,” particularly the underlined clause below, suggests that the dilutive effect of an offering below net asset value may be mitigated to the extent a shareholder buys a large enough portion of the offering.  Revise the disclosure to take away this notion: “Our

Mr. Larry L. Greene
February 27, 2009

existing stockholders who participate in an offering below NAV per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering.”  (Emphasis added.)

The Company understands this comment to request that any disclosure regarding the impact on NAV for participating investors be balanced with discussion of the potential market price dilution to such investors.  The Company does believe that the section should be retained, inasmuch as, similar to a rights offering, it is important to explain to potential investors the impact of participating as well as not participating.  Accordingly, the Company has added additional disclosure.

18. The first paragraph of the discussion captioned “Plan of Distribution” lists four ways that Company securities may be sold.  Item (b) states the following: “(b) directly to a limited number of purchasers or to a single purchaser, including existing stockholders in a rights offering.”  Clarify the disclosure so as to indicate the type of offering contemplated by this provision.  Further, if this is a private offering, indicate the extent to which it may be integrated with other offerings by the Company.

The Company has modified the disclosure to clarify that the offerings described are limited to offerings pursuant to the prospectus and a prospectus supplement.

19. The second paragraph under this caption states: “If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities from us pursuant to contracts providing for payment and delivery on a future date.”  Explain to the staff more fully the nature and operation of these contracts.  For example, are purchasers subject to these contracts obligated to take delivery of securities at the election of the Company.  Explain the connection, if any, between these contracts, and optional cash purchase plans and designated offeree programs briefly mentioned earlier under “Prospectus Summary – Plan of Distribution.”  If the latter plans and programs are not related to the contracts, then explain to the staff how the plans and programs are structured and why investing through these means is different than regular way investing in the Company.

Offerings that solicit contracts for future purchase are designed to provide the Company a guarantee that it can access the agreed level of capital in the future when needed.  These contracts are often designed to permit the Company to take down shares at multiple times over the course of months or even a year.  This enables the Company to avoid having excess cash earning low returns and to take down shares when it has long-term investments it is ready to close.  In these situations the purchasers are obligated to purchase when the Company wants to sell.  In optional cash purchase plans and designated offeree programs, on the other hand, the offerees typically have an opportunity but not an obligation to purchase.  An example would be a cash purchase plan used in conjunction with a traditional dividend reinvestment plan where

Mr. Larry L. Greene
February 27, 2009

stockholders would be able to purchase up to a specified number or dollar amount of shares at or about the time dividends are paid.  These various types of programs are different than traditional offerings in which all of the investors are identified in the offering period and all purchase at the same time and for the same price.

We believe that the above responses adequately respond to the concerns raised in your comments.  Should you have any additional comments or concerns, please feel free to contact me at (212) 735-2790.

Sincerely,

/s/ Richard T. Prins
Richard T. Prins

cc:	Grier Eliasek
Brian Oswald
Joseph Ferraro
Prospect Capital Corporation

Filed Pursuant to Rule 497(e)
Registration No. 333-143819

 PROSPECTUS SUPPLEMENT
(To Prospectus dated March ___, 2009)

_________ Shares

Common Stock

$_____ per share

Prospect Capital Corporation is a financial services company that lends to and invests in middle market, privately-held companies. We are organized as an externally-managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. Prospect Capital Management LLC manages our investments, and Prospect Administration LLC provides the administrative services necessary for us to operate.

We are offering _____________ shares of our common stock directly to institutional investors. We have not retained any underwriter or placement agent, and we will not pay any commission or underwriting discount in connection with this offering. See “Plan of Distribution” beginning on page S-__ of this Prospectus Supplement for more information regarding this offering. These shares are being offered at a discount from our most recently determined net asset value per share pursuant to authority granted by our stockholders at the annual meeting of shareholders held on February 12, 2009.  Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share.  See “Risk Factors” beginning on page S - ____ and “Sales of Common Stock Below Net Asset Value” on page S–__ of this prospectus supplement and on page 76 of the accompanying prospectus.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “PSEC.” The last reported closing price for our common stock on __________, 2009 was $______ per share, and our most recently determined net asset value per share was $______.

This prospectus supplement and the accompanying prospectus contain important information you should know before investing in our securities. Please read it before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC. This information is available free of charge by contacting us at 10 East 40th  Street, 44th Floor, New York, NY 10016 or by telephone at (212) 448-0702. The SEC maintains a website at www.sec.gov where such information is available without charge upon written or oral request. Our Internet website address is www.prospectstreet.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website to be part of this prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S– __ of this prospectus supplement and on page 9 of the accompanying prospectus.

Neither the SEC nor any state securities commission, nor any other regulatory body, has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Proceeds to Prospect Capital Corporation, before expenses(1)	$	$

(1)	Before deducting estimated offering expenses payable by us of approximately $______.

Prospectus Supplement dated ________, 2009

           You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with information that is different from that contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition and results of operations may have changed since those dates. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from or in addition to the information in that prospectus.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

Prospectus Summary	S-1
Risk Factors	S-1
Use of Proceeds	S-2
Capitalization	S-3
Distributions and Price Range of Common Stock	S-4
Sales of Common Stock Below Net Asset Value	S-6
Plan of Distribution	S-9
Legal Matters	S-9
Independent Registered Public Accounting Firm	S-9
Available Information	S-9

PROSPECTUS
About this Prospectus	ii
Prospectus Summary	1
Selected Condensed Financial Data	7
Risk Factors	9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	21
Report of Management on Internal Control Over Financial Reporting	42
Use of Proceeds	43
Forward-Looking Statements	45
Distributions	47
Price Range of Common Stock	54
Business	54
Management	54
Certain Relationships and Transactions	70
Control Persons and Principal Stockholders	71
Portfolio Companies	72
Determination of Net Asset Value	75
Sales of Common Stock Below Net Asset Value	76
Dividend Reinvestment Plan	79
Material U.S. Federal Income Tax Considerations	81
Description of our Capital Stock	88
Description of Our Preferred Stock	94
Description of Our Warrants	95
Description of Our Debt Securities	96
Regulation	98
Custodian, Transfer and Dividend Paying Agent and Registrar	104
Brokerage Allocation and Other Practices	105
Plan of Distribution	106
Legal Matters	108

Independent Registered Public Accounting Firm	108
Available Information	108
Index to Financial Statements	F-1

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus supplement and the accompanying prospectus, and it may not contain all of the information that is important to you. To understand the terms of the common stock offered hereby, you should read this prospectus supplement and the accompanying prospectus carefully. Together, these documents describe the specific terms of the shares we are offering. You should carefully read the sections titled “Risk Factors” in this prospectus supplement and in the accompanying prospectus and the documents identified in the section “Available Information.”

The terms “we,” “us,” “our,” “Company,” refer to Prospect Capital Corporation; “Prospect Capital Management” and “Investment Advisor” refer to Prospect Capital Management LLC; “Prospect Administration” and the “Administrator” refers to Prospect Administration LLC.

The Company

Prospect Capital Corporation is a financial services company that primarily lends to and invests in middle market privately-held companies.  We are a closed-end investment company that has filed an election to be treated as a business development company under the Investment Company Act of 1940, or the 1940 Act. We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financing and recapitalization. We work with the management teams or financial sponsors to seek investments with historical cash flows, asset collateral or contracted pro-forma cash flows.

Typically, we concentrate on making investments in companies with annual revenues of less than $500 million and enterprise values of less than $250 million. Our typical investment involves a secured loan of less than $50 million with some form of equity participation. From time to time, we acquire controlling interests in companies in conjunction with making secured debt investments in such companies. In most cases, companies in which we invest are privately held at the time we invest in them. We refer to these companies as “target” or “middle market” companies and these investments as “middle market investments.”

We seek to maximize total returns to our investors, including both current yield and equity upside, by applying rigorous credit analysis and asset-based and cash-flow based lending techniques to make and monitor our investments. A majority of our investments to date have been in energy-related industries. We have made no investments to date in the real estate or mortgage industries, and we do not intend currently to focus on such investments.

As of December 31, 2008, we held investments in 31 portfolio companies. The aggregate fair value as of December 31, 2008 of investments in these portfolio companies held on that date is approximately $555.6 million.  Our portfolio across all our long-term debt and certain equity investments had an annualized current yield of 16.06% as of December 31, 2008. The yield includes interest as well as dividends.

Recent Developments

On January 20, 2009, we issued 148,200 shares of our common stock in connection with the Dividend Reinvestment Plan.

On January 21, 2009, Diamondback Operating LP (“Diamondback”) repaid the $9,200 debt outstanding to us. We continue to hold net profit interests on this investment.

On February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount from net asset value, or NAV, per share during the twelve-month period following such approval.

S-1

The Offering

Common stock offered by us	_________ shares.

Common stock outstanding prior to this offering	_________ shares.

Common stock outstanding after this offering	_________ shares.

Use of proceeds	We expect to use the net proceeds of this offering to maintain balance sheet liquidity and to fund investments from our investment pipeline. See “Use of Proceeds” in this prospectus supplement.

The NASDAQ Global Select Market symbol	PSEC

Risk factors
See “Risk Factors” in this prospectus supplement and the accompanying prospectus and other information in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Current distribution rate
For our second fiscal quarter of 2009, our Board of Directors declared a quarterly dividend of $0.40375 per share, representing our 17th consecutive quarterly dividend increase and an annualized dividend yield of approximately 14.8% based on our December 18, 2008 closing stock price of $11.06 per share. Our dividend is subject to change or discontinuance at any time in the discretion of our Board of Directors. Our future earnings and operating cash flow may not be sufficient to support a dividend.

Fees and Expenses

The following tables are intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. In these tables, we assume that we have borrowed $200 million under our credit facility, which is the maximum amount available under the credit facility. Except where the context suggests otherwise, whenever this prospectus supplement contains a reference to fees or expenses paid by “you,” “us” or “Prospect Capital,” or that “we” will pay fees or expenses, the Company will pay such fees and expenses out of our net assets and, consequently, you will indirectly bear such fees or expenses as an investor in the Company. However, you will not be required to deliver any money or otherwise bear personal liability or responsibility for such fees or expenses.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)%
Offering expenses borne by us (as a percentage of offering price)(1)%
Dividend reinvestment plan expenses(2)	None
Total stockholder transaction expenses (as a percentage of offering price)%
Annual expenses (as a percentage of net assets attributable to common stock): (3)
Combined base management fee (____%)(4) and incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income) (____%)(5)%
Interest payments on borrowed funds	%(6)
Other expenses	%(7)
Total annual expenses	%(5)(7)

S-2

_______________________

(1)	The offering expenses of this offering are estimated to be approximately $_______.

(2)	The expenses of the dividend reinvestment plan are included in “other expenses.”

(3)
Net assets attributable to our common stock equal net assets (i.e., total assets less liabilities other than liabilities for money borrowed for investment purposes) at December 31, 2008. See “Capitalization” in this prospectus supplement.

(4)
Our base management fee is 2% of our gross assets (which include any amount borrowed, i.e., total assets without deduction for any liabilities). Assuming that we have borrowed $200 million (the size of our credit facility), the 2% management fee of gross assets equals ____% of net assets. See “Management — Management Services — Investment Advisory Agreement” in the accompanying prospectus and footnote 7 below.

(5)
Based on an annualized level of incentive fee paid during our quarter ended December 31, 2008, all of which consisted of an income incentive fee.  For a more detailed discussion of the calculation of the two-part incentive fee, see “Management — Management Services — Investment Advisory Agreement” in the accompanying prospectus.

(6)
We may borrow additional money before and after the proceeds of this offering are substantially invested, but, in general, will utilize debt to the maximum extent reasonably possible before issuing additional equity. After this offering, we will have an increased amount available for us under our $200 million credit facility. For more information, see “Risk Factors — Risks Relating To Our Business And Structure — Changes in interest rates may affect our cost of capital and net investment income” below and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Operating Expenses — Financial Condition, Liquidity and Capital Resources” in the accompanying prospectus. The table above assumes that we have borrowed $200 million under our credit facility, which is the maximum amount available under the credit facility. If we do not borrow amounts following this offering, our base management fee, as a percentage of net assets attributable to common stock, will decrease from the percentage shown in the table above, as borrowings will not represent a proportion of our overall assets.

(7)	“Other expense” is based on our annualized expenses during our quarter ended December 31, 2008. See “Management — Management Services — Administration Agreement” in the accompanying prospectus.

Example

The following table demonstrates the projected dollar amount of cumulative expenses we would pay out of net assets and that you would indirectly bear over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above and that we pay the stockholder transaction costs shown in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	$	$	$

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management would be zero at the 5% annual return assumption required by the SEC for this table, since no incentive fee is paid until the annual return exceeds 7%.  This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher.  In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, or NAV, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

S-3

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus supplement and in the accompanying prospectus, before you decide whether to make an investment in our common stock. The risks set forth below are not the only risks we face. If any of the adverse events or conditions described below occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value (“NAV”), and the trading price of our common stock could decline, we could reduce or eliminate our dividend and you could lose all or part of your investment.

Recent developments may increase the risks associated with our business and an investment in us.

The U.S. financial markets have been experiencing a high level of volatility, disruption and distress, which was exacerbated by the failure of several major financial institutions in the last few months of 2008.  In addition, the U.S. economy has entered a recession, which is likely to be severe and prolonged.  Similar conditions have occurred in the financial markets and economies of numerous other countries and could worsen, both in the U.S. and globally.  These conditions have raised the level of many of the risks described in the accompanying prospectus and could have an adverse effect on our portfolio companies as well as on our business, financial condition, results of operations, dividend payments, credit facility, access to capital, valuation of our assets and our stock price.

If we sell common stock at a discount to our net asset value per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material.

We have obtained approval from our stockholders for us to be able to sell an unlimited number of shares of our common stock at any level of discount from net asset value per share in certain circumstances during the one-year period ending February 12, 2009 as described in the accompanying prospectus.  The issuance or sale by us of shares of our common stock at a discount to net asset value poses a risk of dilution to our stockholders.  In particular, stockholders who do not purchase additional shares at or below the discounted price in proportion to their current ownership will experience an immediate decrease in net asset value per share (as well as in the aggregate net asset value of their shares if they do not participate at all).  These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we experience in our assets, potential earning power and voting interests from such issuance or sale.  In addition, such sales may adversely affect the price at which our common stock trades.  For additional information and hypothetical examples of these risks, see “Sales of Common Stock Below Net Asset Value” in this prospectus supplement and in the accompanying prospectus.

USE OF PROCEEDS

The net proceeds from the sale of ________ shares of our common stock in this offering will be $________ after deducting estimated offering expenses of approximately $_________ payable by us.

We expect to use the net proceeds of this offering initially to maintain balance sheet liquidity and thereafter to make long-term investments in accordance with our investment objective.  In connection with maintaining balance sheet liquidity, we may use all or a portion of the net proceeds of this offering to repay a portion of the amounts outstanding under our credit facility or to invest in high quality short-term debt instruments.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2008:

•	on an actual basis;

•
on an as-adjusted basis giving effect to the sale of _________ shares of our common stock in this offering, at a public offering price of $_____ per share, after deducting estimated offering expenses of approximately $_______ payable by us, and our receipt of the estimated net proceeds from that sale.

This table should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2008
	Actual	As adjusted for this offering(1)
	(Unaudited) (In 000s, except shares and per share data)
Long-term debt, including current maturities:
Borrowings under senior credit facility	$138,667	$
Amount owed to affiliates

Total long-term debt
Stockholders' equity:
Common stock, par value $0.001 per share (100,000,000 common shares authorized; 29,637,928 shares outstanding actual, and shares outstanding as adjusted	$30
Paid-in capital in excess of par value	$442,838
Undistributed net investment income	$13,122
Accumulated realized losses on investments	$(12,311)
Net unrealized depreciation on investments	$(15,876)

Total stockholders’ equity	$427,803

Total capitalization	$566,470	$

(1)	The proceeds from the sale of our common stock in this offering may be used to repay in part amounts outstanding under the credit facility.

Common stock of BDCs, like that of closed-end investment companies, frequently trades at a discount to current net asset value. Recently, our common stock has traded at a discount to our net asset value, adversely affecting our ability to raise capital. The risk that our common stock may continue to trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline.

DISTRIBUTIONS AND PRICE RANGE OF COMMON STOCK

We have paid and intend to continue to distribute quarterly dividends to our stockholders out of assets legally available for distribution. Our dividends, if any, will be determined by our Board of Directors.  Certain amounts of the quarterly distributions may from time to time be paid out of our capital rather than from earnings for the quarter as a result of our deliberate planning or by accounting reclassifications although we intend that our cumulative distributions over the course of the year will not exceed our taxable income by more than an insignificant amount.

In order to maintain RIC tax treatment, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of:

•	98% of our ordinary income for the calendar year;

•	98% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year; and

•	any ordinary income and net capital gains for preceding years that were not distributed during such years.

In December 2008, our Board of Directors elected to retain excess profits generated in the quarter ended September 30, 2008 and pay a 4% excise tax on such retained earnings.  We anticipate that the tax to be paid in the quarter ended March 31, 2009 will be approximately $532,000.

In addition, although we currently intend to distribute realized net capital gains (which we define as net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may decide in the future to retain such capital gains for investment. In such event, the consequences of our retention of net capital gains are as described under “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.  We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend then each stockholder’s dividend will be automatically reinvested in additional shares of our common stock, unless the stockholder has specifically “opted out” of the dividend reinvestment plan so as to receive cash dividends.  See “Dividend Reinvestment Plan” in the accompanying prospectus.  To the extent prudent and practicable, we intend to declare and pay dividends on a quarterly basis.

With respect to the dividends paid to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies were treated as taxable income and distributed to stockholders.  For the fiscal year ended June 30, 2008, we paid total dividends of approximately $39.5 million

Tax characteristics of all distributions will be reported to stockholders, as appropriate, on Form 1099-DIV after the end of the year.  Our ability to pay distributions could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

Our common stock is quoted on the NASDAQ Global Select Market under the symbol “PSEC.” The following table sets forth, for the periods indicated, our NAV per share of common stock and the high and low closing prices per share of our common stock as reported on the NASDAQ Global Select Market. Our common stock historically trades at prices both above and below its NAV. There can be no assurance, however, that such premium or discount, as applicable, to NAV will be maintained.

Stock Price	Premium (Discount) of High to NAV	Premium (Discount) of Low to NAV	Dividend Declared

	NAV(1)	High(2)	Low(2)
Twelve Months Ending June 30, 2005
First quarter	$13.67	$15.45	$14.42	13.0%	5.5%	--
Second quarter	13.74	15.15	11.63	10.3%	(15.4)%	$0.100
Third quarter	13.74	13.72	10.61	(0.1)%	(22.8)%	0.125
Fourth quarter	14.59	13.47	12.27	(7.7%)	(15.9%)	0.150
Twelve Months Ending June 30, 2006
First quarter	$14.60	$13.60	$11.06	(6.8)%	(24.2)%	$0.200
Second quarter	14.69	15.46	13.02	5.2%	(12.6)%	0.280
Third quarter	14.81	16.64	15.00	12.4%	1.3%	0.300
Fourth quarter	15.31	17.05	15.83	11.5%	3.4%	0.340
Twelve Months Ending June 30, 2007
First quarter	$14.86	$16.77	$15.30	12.9%	2.3%	$0.380
Second quarter	15.24	18.79	15.60	24.5%	(0.9)%	0.385
Third quarter	15.18	17.78	16.40	16.5%	8.0%	0.3875
Fourth quarter	15.04	18.68	16.91	24.2%	12.4%	0.390
Twelve Months Ending June 30, 2008
First quarter	$15.08	$18.68	$14.16	24.7%	(16.1)%	$0.3925
Second quarter	14.58	17.17	11.22	18.3%	(23.3)%	0.395
Third quarter	14.15	16.00	13.55	13.1%	(4.2)%	0.400
Fourth quarter	14.55	16.12	13.18	10.8%	(9.4)%	0.40135
Twelve Months Ending June 30, 2009
First quarter	14.63	14.24	11.12	(.27)%	(24.0)%	0.4025
Second quarter	14.43	13.08	6.39	(9.36%)	(55.72)%	0.40375
Third quarter (to ___/___/09)	(3)	—	----	— (3)	— (3)	—

(1)
Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high or low sales price.  The net asset values shown are based on outstanding shares at the end of each period.

(2)	The High/Low Stock Price is calculated as of the closing price on a given day in the applicable quarter.

(3)	NAV has not yet been finally determined for any day after December 31, 2008.

On _________, 2009, the last reported sales price of our common stock was $_____ per share, and our most recently determined NAV per share was $_____. As of December 31, 2008, we had approximately 47 stockholders of record.

The below table sets forth each class of our outstanding securities as of December 31, 2008:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Registrant or for its Account	Amount Outstanding Exclusive of Amount Shown Under (3)
Common Stock	100,000,000	0	29,637,928

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our annual meeting of stockholders held on February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount from NAV per share during the 12 month period following such approval.  In order to sell shares pursuant to this authorization, a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (a) find that the sale is in our best interests and in the best interests of our stockholders, and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount.  We could also sell shares of common stock below NAV per share in rights offerings.

The offering being made pursuant to this prospectus supplement is at a price below our most recently determined NAV per share. In making a determination that this offering is in our and our stockholders' best interests, our Board of Directors considered a variety of factors including matters such as:

•	The effect that the offering will have on our stockholders, including the potential dilution they may experience as a result of the offering;

•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	The relationship of recent market prices of our common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	Whether the estimated offering price would closely approximate the market value of our shares;

•	The potential market impact of being able to raise capital during the current financial market difficulties;

•	The nature of any new investors anticipated to acquire shares in the offering;

•	The anticipated rate of return on and quality, type and availability of investments; and

•	The leverage available to us.

Our Board of Directors also considered the fact that sales of common stock at a discount will benefit our Advisor as the Advisor will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other securities of the Company or from the offering of common stock at a premium to NAV per share.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

Impact On Existing Stockholders Who Do Not Participate

Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks.  These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share.  These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering.  These shareholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share.  This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of NAV dilution that would be experienced by a stockholder who does not participate in the offering.  It is not possible to predict the level of market price decline that may occur.

	Prior to Sale Below NAV		Following Sale	% Change
Decrease to NAV
Total Shares Outstanding
NAV per Share		$14.43		$	%

Dilution to Nonparticipating Stockholder			%	%
Shares Held by Stockholder A			%	%
Percentage Held by Stockholder A		.10%	%	%
Total NAV Held by Stockholder A			%	%
Investment per Share Held by Stockholder A (Assumed to Be $14.43 on Shares Held Prior to Sale)	$			$0%
Dilution per Share Held by Stockholder A (NAV per Share Less Investment per Share)				$	%

Impact On Existing Stockholders Who Do Participate

Our existing stockholders who participate in the offering or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering.  The level of NAV dilution will decrease as the number of shares such stockholders purchase increases.  Existing stockholders who buy more than such percentage will, in contrast, experience an increase (often called accretion) in NAV that exceeds the amount of dilution to their holdings prior to the offering and a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering.  The level of accretion will increase as the excess number of shares such stockholder purchases increases.  Even a stockholder who overparticipates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings.  These shareholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share.  This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of dilution and accretion in the offering for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e.,           shares, which is 0.05% of the offering              shares rather than its 0.10% proportionate share) and (2) 150% of such percentage (i.e.           shares, which is 0.15% of the offering rather than its 0.10% proportionate share).

		50% Participation			150% Participation
	Prior to Sale Below NAV	Following Sale	% Change		Following Sale	% Change

Decrease/Increase to NAV
Total Shares Outstanding
NAV per Share	$14.43		$	%		$	%

Dilution/Accretion to Participating Stockholder
Shares Held by Stockholder A			%			%
Percentage Held by Stockholder A	.10%	0.097%	%		0.102%	%

Total NAV Held by Stockholder A			%		%
Investment per Share Held by Stockholder A (Assumed to Be $ on Shares Held Prior to Sale)	$	$	%	$	%
Dilution/Accretion per Share Held by Stockholder A (NAV per Share Less Investment per Share)		$	%	$	%

Impact On New Investors

Investors who are not currently stockholders and who participate in the offering will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares.  These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests.  These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings.  These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share.  This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of accretion for new investors that will be experienced by a new investor who purchases the same percentage (0.10%) of the shares in the offering as the stockholder in the prior examples held immediately prior to the offering.  These shareholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share.  This decrease could be more pronounced as the size of the offering and level of discounts increases.  It is not possible to predict the level of market price decline that may occur.

	Prior to Sale Below NAV	Following Sale	% Change
Decrease/Increase to NAV
Total Shares Outstanding			%
NAV per Share	$14.43	$		%

Accretion to New Investor A
Shares Held by Investor A	0
Percentage Held by Investor A	0%	%
Total NAV Held by Investor A	$0
Investment per Share Held by Investor A	$0	$
Accretion per Share Held by Investor A (NAV per Share Less Investment per Share)		$		%

Aggregate Amount of Dilution

We will not sell shares under a prospectus supplement to the post-effective amendment to the registration statement of which this prospectus forms a part (the "current amendment") if the cumulative dilution to the Company's NAV per share exceeds 25%.  This would be measured separately for each offering pursuant to the current amendment by multiplying the difference between the most recently calculated NAV per share prior to such offering and the public offering price in such offering times the number of shares sold in the offering and then comparing the sum of such amounts for all such offerings to the aggregate NAV of the Company most recently determined prior to the effectiveness of the current amendment.

PLAN OF DISTRIBUTION

We are selling the shares of our common stock under this prospectus supplement directly to institutional investors in a negotiated transaction in which no party is acting as an underwriter, dealer or agent. Subject to the terms of the subscription agreement with these investors, we have agreed to sell ___________ shares of our common stock at a price of $______ per share in cash. We determined the per share price through negotiations with the investors.

We expect to have our transfer agent deliver the shares of our common stock after we receive the payment of the total purchase price therefor in immediately available funds.

Our common stock is listed on the Nasdaq Global Market under the symbol “PSEC.”

We will bear all of the expenses that we incur in connection with the offering of our shares of common stock under this prospectus supplement. We estimate the total expenses payable by us in connection with the offering will be approximately $_____________.

LEGAL MATTERS

Certain legal matters regarding the common stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and Venable LLP as special Maryland counsel.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO Seidman LLP is the independent registered public accounting firm for the Company.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our common stock offered by this prospectus supplement. The registration statement contains additional information about us and the common stock being registered by this prospectus supplement. We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information and the information specifically regarding how we voted proxies relating to portfolio securities for the period ended June 30, 2008, are available free of charge by contacting us at 10 East 40th Street, 44th floor, New York, NY 10016 or by telephone at toll-free (888) 748-0702. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s Internet site at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus supplement and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

As filed with the Securities and Exchange Commission on March __, 2009
Registration No. 333-143819

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2

☒    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐    PRE-EFFECTIVE AMENDMENT NO.
☒   POST-EFFECTIVE AMENDMENT NO. 10

PROSPECT CAPITAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

10 East 40th Street, 44th Floor
New York, NY 10016

(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code:  (212) 448-0702

John F. Barry III
Brian H. Oswald
c/o Prospect Capital Management LLC
10 East 40th Street, 44th Floor
New York, NY 10016
(212) 448-0702
(Name and Address of Agent for Service)

Copies of information to:
Richard T. Prins
Skadden Arps Slate Meagher & Flom LLP
4 Times Square
New York, NY  10036
(212) 735-3000

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☒     when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐     This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
☐     This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is             .

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $.001 par value per share(2)			$
Preferred Stock(2)
Debt Securities(3)
Warrants(4)
Total	$500,000,000		$500,000,000(5)	$19,650(6)

(1)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933, which permits the registration fee to be calculated on the basis of the maximum offering price of all the securities listed, the table does not specify by each class information as to the amount to be registered, proposed maximum offering price per unit or proposed maximum aggregate offering price.

(2)	Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of common stock or preferred stock as may be sold, from time to time.
(3)
Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of debt securities as may be sold, from time to time.  If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $500,000,000.

(4)
Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of warrants as may be sold, from time to time, representing rights to purchase common stock, preferred stock or debt securities.

(5)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $500,000,000.
(6)	Previously paid.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

Subject to Completion
Preliminary Prospectus dated March __, 2009

$500,000,000

(PROSPECT LOGO)

PROSPECT CAPITAL CORPORATION
Common Stock
Preferred Stock
Debt Securities
Warrants

We may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of common stock, preferred stock or debt securities, collectively, the Securities, to provide us with additional capital.  Securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus.  You should read this prospectus and the applicable prospectus supplement carefully before you invest in our Securities.

We may offer shares of common stock at a discount to net asset value per share in certain circumstances.  Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share.

Our Securities may be offered directly to one or more purchasers, or through agents designated from time to time by us, or to or through underwriters or dealers.  We may also offer common stock to our stockholders and others through the issuance to stockholders of rights.  The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our Securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated.  See "Plan of Distribution."  We may not sell any of our Securities through agents, underwriters or dealers without delivery of the prospectus and a prospectus supplement describing the method and terms of the offering of such Securities.  Our common stock is traded on The NASDAQ Global Select Market under the symbol "PSEC."  As of March __, 2009, the last reported sales price for our common stock was $        .

Prospect Capital Corporation, or the Company, is a company that lends to and invests in middle market privately-held companies.  Prospect Capital Corporation, a Maryland corporation, has been organized as a closed-end investment company since April 13, 2004 and has filed an election to be treated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act, and is a non-diversified investment company within the meaning of the 1940 Act.

Prospect Capital Management LLC, our investment adviser, manages our investments and Prospect Administration LLC, our administrator, provides the administrative services necessary for us to operate.

Investing in our Securities involves a heightened risk of total loss of investment and is subject to risks.  Before buying any Securities, you should read the discussion of the material risks of investing in our Securities in "Risk Factors" beginning on page 9 of this prospectus.

This prospectus contains important information about us that you should know before investing in our Securities.  Please read it before making an investment decision and keep it for future reference.  We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the SEC.  This information will be available free of charge by writing to Prospect Capital Corporation at 10 East 40th Street, 44th Floor, New York, NY  10016, or by calling collect at 212-448-0702.  Our Internet address is http://www.prospectstreet.com.  You may also obtain information about us from the SEC's website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this Prospectus is     , 2009

PROSPECTUS SUMMARY

The following summary contains basic information about this offering.  It does not contain all the information that may be important to an investor.  For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred.

Information contained or incorporated by reference in this prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which are statements about the future that may be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plans," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act of 1933, as amended, or the Securities Act.  The matters described in "Risk Factors" and certain other factors noted throughout this prospectus and in any exhibits to the registration statement of which this prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.  The Company reminds all investors that no forward-looking statement can be relied upon as an accurate or even mostly accurate forecast because humans cannot forecast the future.

The terms "we," "us," "our," and "Company" refer to Prospect Capital Corporation; "Prospect Capital Management" or the "Investment Adviser"  refers to Prospect Capital Management LLC, our investment adviser; "Prospect Administration" or the "Administrator" refers to Prospect Administration LLC, our administrator; and "Prospect" refers to Prospect Capital Management LLC, its affiliates and its predecessor companies.

The Company

We are a financial services company that lends to and invests in middle market privately-held companies.

We were originally organized under the name "Prospect Street Energy Corporation" and we changed our name to "Prospect Energy Corporation" in June 2004.  We changed our name again to "Prospect Capital Corporation" in May 2007 and at the same time terminated our policy of investing at least 80% of our net assets in energy companies.  While we expect to be less focused on the energy industry in the future, we will continue to have significant holdings in the energy and energy related industries.  We have been organized as a closed-end investment company since April 13, 2004 and have filed an election to be treated as a business development company under the 1940 Act.  We are a non-diversified company within the meaning of the 1940 Act.  Our headquarters are located at 10 East 40th Street, 44th Floor, New York, NY  10016, and our telephone number is (212) 448-0702.

The Investment Adviser

Prospect Capital Management, an affiliate of the Company, manages our investment activities.  Prospect Capital Management is an investment adviser that has been registered under the Investment Advisers Act of 1940, or the Advisers Act, since March 31, 2004.  Under an investment advisory and management agreement between us and Prospect Capital Management, or the Investment Advisory Agreement, we have agreed to pay Prospect Capital Management investment advisory fees, which will consist of an annual base management fee based on our gross assets, which we define as total assets without deduction for any liabilities, as well as a two-part incentive fee based on our performance.

The Offering

We may offer, from time to time, in one or more offerings or series, together or separately, up to $500,000,000 of our Securities to, which we expect to use initially to maintain balance sheet liquidity and thereafter to make long-term investments in accordance with our investment objectives.

Our Securities may be offered directly to one or more purchasers, to new stockholders, via an optional cash purchase, in which such purchaser can purchase Securities directly from us for cash, or designated offeree program, in which certain designated individuals who may or may not be new stockholders can purchase Securities directly from us for cash, or through agents designated from time to time by us, or to or through underwriters or dealers.  The prospectus supplement relating to a particular offering will disclose the terms of that offering, including the name or names of any agents or underwriters involved in the sale of our Securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters, or the basis upon which such amount may be calculated.  See "Plan of Distribution."  We may not sell any of our Securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our Securities.

We may offer shares of common stock at a discount to net asset value per share at prices approximately market value less selling expenses or in rights offerings to our stockholders, in each case upon approval of our directors, including a majority of our independent directors.  Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share.

Set forth below is additional information regarding the offering of our Securities:

Use of proceeds
Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from selling Securities pursuant to this prospectus initially to maintain balance sheet liquidity and thereafter to make long-term investments in accordance with our investment objective.  See "Use of Proceeds."

Distributions
We have paid quarterly distributions to the holders of our common stock and generally intend to continue to do so.  The amount of the quarterly distributions is determined by our Board of Directors and is based on our estimate of our investment company taxable income and net short-term capital gains.  Certain amounts of the quarterly distributions may from time to time be paid out of our capital rather than from earnings for the quarter as a result of our deliberate planning or accounting reclassifications.  Distributions in excess of our current or accumulated earnings or profits constitute a return of capital and will reduce the stockholder's adjusted tax basis in such stockholder's common stock.  After the adjusted basis is reduced to zero, these distributions will constitute capital gains to such stockholders.  Certain additional amounts may be deemed as distributed to stockholders for income tax purposes.  Other types of Securities will likely pay distributions in accordance with their terms.  See "Price Range of Common Stock," "Distributions" and "Material U.S. Federal Income Tax Considerations."

Taxation
We have qualified and elected to be treated for U.S. Federal income tax purposes as a regulated investment company, or a RIC, under Subchapter M of the Internal Revenue Code of 1986, or the Code.  As a RIC, we generally do not have to pay corporate-level U.S. Federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends.  To maintain our qualification as a RIC and obtain RIC tax treatment, we must maintain specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any.  See "Distributions" and "Material U.S. Federal Income Tax Considerations."

Dividend reinvestment plan
We have a dividend reinvestment plan for our stockholders.  This is an "opt out" dividend reinvestment plan.  As a result, when we declare a dividend, the dividends are automatically reinvested in additional shares of our common stock, unless a stockholder specifically "opts out" of the dividend reinvestment plan so as to receive cash dividends.  Stockholders who receive distributions in the form of stock are subject to the same U.S. Federal, state and local tax consequences as stockholders who elect to receive their distributions in cash.  See "Dividend Reinvestment Plan."

Fees and Expenses

The following tables are intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly.  We caution you that some of the percentages indicated in the table below are estimates and may vary.  In these tables, we assume that we have borrowed $200 million under our credit facility, which is the maximum amount available under the credit facility.  Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you" or "us" or that "we" will pay fees or expenses, the Company will pay such fees and expenses out of our net assets and, consequently, you will indirectly bear such fees or expenses as an investor in the Company.  However, you will not be required to deliver any money or otherwise bear personal liability or responsibility for such fees or expenses.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)(1)	4.50%
Offering expenses borne by us (as a percentage of offering price)(2)	0.20%
Dividend reinvestment plan expenses(3)	None
Total stockholder transaction expenses (as a percentage of offering price)(4)	4.70%
Annual expenses (as a percentage of net assets attributable to common stock)*:
Combined base management fee (3.04%)(5) and incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income) (2.8%)(6)	5.84%
Interest payments on borrowed funds	1.37	%(7)
Other expenses	2.39	%(8)
Total annual expenses	9.59	%(6)(8)

*	Net assets attributable to our common stock equal net assets (i.e., total assets less liabilities other than liabilities for money borrowed for investment purposes) at December 31, 2008.
(1)	In the event that the Securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the estimated applicable sales load.
(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the estimated offering expenses borne by us as a percentage of the offering price.
(3)	The expenses of the dividend reinvestment plan are included in "other expenses."
(4)	The related prospectus supplement will disclose the offering price and the total stockholder transaction expenses as a percentage of the offering price.
(5)
Our base management fee is 2% of our gross assets (which include any amount borrowed, i.e., total assets without deduction for any liabilities).  Although no plans are in place to borrow the full amount under our line of credit, assuming that we borrowed $200 million, the 2% management fee of gross assets equals approximately 3.04% of net assets.  See "Management ― Management Services ― Investment Advisory Agreement" and footnote 6 below.

(6)
The incentive fee payable to our Investment Adviser under the Investment Advisory Agreement is based on our performance and will not be paid unless we achieve certain goals.  Under the assumption of a 5% return required in the example, no incentive fee would be payable.  The incentive fee consists of two parts.  The first part, the income incentive fee, which is payable quarterly in arrears, will equal 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly (7% annualized) hurdle rate, subject to a "catch up" provision measured as of the end of each calendar quarter.  In the three months ended December 31, 2008, we paid an incentive fee of $2.99 million (see calculation below).  We expect the incentive fees we pay to increase to the extent we earn greater interest and dividend income through our investments in portfolio companies and, to a lesser extent, realize capital gains upon the sale of warrants or other equity investments in our portfolio companies and to decrease if our interest and dividend income and capital gains decrease.  The "catch-up" provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming an annualized hurdle rate of 7%).  The catch-up provision is meant to provide Prospect Capital Management with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming an annualized hurdle rate of 7%).  The income incentive fee will be computed and paid on income that may include interest that is accrued but not yet received in cash.  If interest income is accrued but never paid, the Board of Directors would decide to write off the accrual in the quarter when the accrual is determined to be uncollectible. The write off would cause a decrease in interest income for the quarter equal to the amount of the prior accrual. The Investment Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never receive as a result of a default by an entity on the obligation that resulted in the accrual of such income. Our pre-incentive fee net investment income used to calculate the income incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 5 above). The second part of the incentive fee, the capital gains incentive fee, will equal 20% of our realized capital gains, if any, during a particular year computed net of all realized capital losses and unrealized capital depreciation.

Examples of how the incentive fee is calculated are as follows:

Assuming pre-incentive fee net investment income of 0.55%, there would be no income incentive fee because such income would not exceed the hurdle rate of 1.75%.

Assuming pre-incentive fee net investment income of 2%, the income incentive fee would be as follows:

= 100% × (2%-1.75%)

= 0.25%

Assuming pre-incentive fee net investment income of 2.30%, the income incentive fee would be as follows:

= (100% × ("catch-up":  2.1875%-1.75%)) + (20% × (2.30%-2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%) = 0.4375% + 0.0225% = 0.46%

Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains incentive fee would be as follows:

= 20% × (6%-1%)

= 20% × 5% = 1%

The following is a calculation of the most recently paid incentive fee paid in September 2008 (for the quarter ended December 31, 2008) (in thousands):

Prior Quarter Net Asset Value	$431,739
Quarterly Hurdle Rate	1.75%
Current Quarter Hurdle	$7,555
125% of the Quarterly Hurdle Rate	2.1875%
125% of the Current Quarter Hurdle	$9,444
Current Quarter Pre Incentive Fee Net Investment Income	$14,950
Incentive Fee ― "Catch-Up"	$1,889
Incentive Fee ― 20% in excess of 125% of the Current Quarter Hurdle	$1,101
Total Current Quarter Incentive Fee	$2,990

For a more detailed discussion of the calculation of the two-part incentive fee, see "Management ― Management Services ― Investment Advisory Agreement."

(7)
The table above assumes that we have borrowed all $200 million available under our line of credit, although no plans are in place to borrow the full amount under our line of credit.  The table below shows our estimated annual expenses as a percentage of net assets attributable to common stock, assuming that we did not incur any indebtedness.

Base management fee	2.10%
Incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)	2.80%
Interest payments on borrowed funds	None
Other expenses	3.32%
Total annual expenses (estimated)	8.22%

(8)
"Other expenses" is based on our annualized expenses during our quarter ended December 31, 2008 representing all of our estimated recurring operating expenses (except fees and expenses reported in other items of this table) that are deducted from our operating income and reflected as expenses in our Statement of Operations.  The estimate of our overhead expenses, including payments under an administration agreement with Prospect Administration, or the Administration Agreement, based on our projected allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations under the Administration Agreement.  "Other expenses" does not include non-recurring expenses.  See "Management ― Management Services ― Administration Agreement."

Example
The following table demonstrates the projected dollar amount of cumulative expenses we would pay out of net assets and that you would indirectly bear over various periods with respect to a hypothetical investment in our common stock.  In calculating the following expense amounts, we have assumed we would have borrowed all $200 million available under our line of credit, that our annual operating expenses would remain at the levels set forth in the table above and that we would pay the stockholder costs shown in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$111.80	$237.93	$359.56	$644.99

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%.  The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management would be zero at the 5% annual return assumption, as required by the SEC for this table, since no incentive fee is paid until the annual return exceeds 7%.  This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation in any of the indicated time periods.  If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher.  In addition, while the example assumes reinvestment of all dividends and distributions at NAV, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend.  See "Dividend Reinvestment Plan" for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses.  Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

SELECTED CONDENSED FINANCIAL DATA
You should read the condensed financial information below with the Financial Statements and Notes thereto included in this prospectus.  Financial information for the twelve months ended June 30, 2008, 2007, 2006 and 2005 and for the period from April 13, 2004 (inception) through June 30, 2004 has been derived from the audited financial statements for that period.  Quarterly financial information is derived from unaudited financial data, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results of such interim periods.  Interim results for the three and six months ended December 31, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2009.  See "Management's Discussion and Analysis of Financial Condition and Results of Operations" starting on page 24 for more information.

	For the Year/Period Ended June 30,
	2008	2007	2006	2005	2004 (1)
(in thousands except data relating to shares, per share and number of portfolio companies)
Performance Data:
Interest income	$59,033	$30,084	$13,268	$4,586	$—
Dividend income	12,033	6,153	3,601	3,435	—
Other income	8,336	4,444	—	72	—
Total investment income	79,402	40,681	16,869	8,093	—
Interest and credit facility expenses	(6,318)	(1,903)	(642)	—	—
Investment advisory expense	(20,199)	(11,226)	(3,868)	(1,808)	—
Other expenses	(7,772)	(4,421)	(3,801)	(3,874)	(100)
Total expenses	(34,289)	(17,550)	(8,311)	(5,682)	(100)
Net investment income	45,113	23,131	8,558	2,411	(100)
Realized and unrealized gains (losses)	(17,522)	(6,403)	4,338	6,340	—
Net increase in net assets from operations	$27,591	$16,728	$12,896	$8,751	$(100)
Per Share Data (2):
Net increase in net assets from operations	$1.17	$1.06	$1.83	$1.24	na
Distributions declared per share	$(1.59)	$(1.54)	$(1.12)	$(0.38)	na
Average weighted shares outstanding for
the period	23,626,642	15,724,095	7,056,846	7,055,100	100
Assets and Liabilities Data:
Investments	$497,530	$328,222	$133,969	$55,030	$—
Other assets	44,248	48,280	4,511	48,879	1
Total assets	541,778	376,502	138,480	103,909	1
Amount drawn on credit facility	91,167	—	28,500	—	—
Amount owed to related parties	6,641	4,838	745	77	100
Other liabilities	14,347	71,616	965	865	—
Total liabilities	112,155	76,454	30,210	942	100
Net assets	$429,623	$300,048	$108,270	102,967	$99
Investment Activity Data:
No. of portfolio companies at period end	29 (3)	24 (3)	15	6	—
Acquisitions	$311,947	$167,255	$83,625	$79,018	$—
Sales, repayments, and other disposals	$127,212	$38,407	$9,954	$32,083	$—
Weighted-Average Yield (4)	15.5%	17.1%	17.0%	21.3%	na

(1)	For the period April 13, 2004 (inception) through June 30, 2004
(2)	Per share data is based on average weighted shares for the period
(3)	Includes a net profits interest in Charlevoix Energy Trading LLC ("Charlevoix"), remaining after loan was paid
(4)	Includes dividends from certain equity investments

	For the Three Months ended December 31,		For the Six Months ended December 31,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Performance Data:
Interest income	$17,241	$14,816	$34,707	$27,648
Dividend income	4,665	2,466	9,388	4,084
Other income	307	1,281	13,827	2,222
Total investment income	22,213	18,563	58,012	33,954
Interest and credit facility expenses	(1,965)	(1,618)	(3,483)	(2,856)
Investment advisory expense	(5,930)	(4,777)	(14,628)	(8,609)
Other expenses	(2,358)	(1,508)	(4,439)	(3,964)
Total expenses	(10,253)	(7,903)	(22,550)	(15,429)
Net investment income	11,960	10,660	35,462	18,525
Realized and unrealized gains (losses)	(5,436)	(14,346)	(14,940)	(13,661)
Net increase in net assets from operations	$6,524	$(3,686)	$20,522	$4,864
Per Share Data (1):
Net increase in net assets from operations	$0.22	$(0.16)	$0.69	$0.23
Distributions declared per share	$(0.40)	$(0.39)	$(0.80)	$(0.78)
Average weighted shares outstanding for
the period	29,618,762	23,249,399	29,569,571	21,603,932
Assets and Liabilities Data:
Investments	$555,661	$440,085	$555,661	$440,085
Other assets	32,316	35,144	32,316	35,144
Total assets	587,977	475,229	587,977	475,229
Amount drawn on credit facility	138,667	107,042	138,667	107,042
Amount owed to related parties	6,312	4,842	6,312	4,842
Other liabilities	15,195	17,521	15,195	17,521
Total liabilities	160,174	129,405	160,174	129,405
Net assets	$427,803	$345,824	$427,803	$345,824
Investment Activity Data:
No. of portfolio companies at period end	31 (2)	32 (2)	31 (2)	32	(2)
Acquisitions	$13,564	$120,846	$84,020	$161,240
Sales, repayments, and other disposals	$2,128	$19,223	$13,077	$37,172
Weighted-Average Yield (3)	12.7%	14.9%	13.3%	15.0

(1)	Per share data is based on average weighted shares for the period
(2)	Includes a net profits interest in Charlevoix Energy Trading LLC ("Charlevoix"), remaining after loan was paid
(3)	Includes dividends from certain equity investments

or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount.

To generate cash for funding new investments, we pledged a substantial portion of our portfolio investments under our revolving credit facility. These assets are not available to secure other sources of funding or for securitization. Our ability to obtain additional secured or unsecured financing on attractive terms in the future is uncertain.

Alternatively, we may securitize our future loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to such subsidiary. This could include the sale of interests in the loans by the subsidiary on a non-recourse basis to purchasers who we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools. We would retain a portion of the equity in the securitized pool of loans. An inability to successfully securitize our loan portfolio could limit our ability to grow our business and fully execute our business strategy, and could decrease our earnings, if any. Moreover, the successful securitization of our loan portfolio exposes us to a risk of loss for the equity we retain in the securitized pool of loans and might expose us to losses because the residual loans in which we do not sell interests may tend to be those that are riskier and more likely to generate losses. A successful securitization may also impose financial and operating covenants that restrict our business activities and may include limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under Subchapter M of the Code. The 1940 Act may also impose restrictions on the structure of any securitizations.

Our common stock may trade at a discount to our net asset value per share.

Common stock of BDCs, like that of closed-end investment companies, frequently trades at a discount to current net asset value. Recently, our common stock has traded at a discount to our net asset value, adversely affecting our ability to raise capital. The risk that our common stock may continue to trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline.

If we sell common stock at a discount to our net asset value per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material.

At our annual meeting of stockholders held on February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount from net asset value per share during the 12 month period following such approval in accordance with the exception described above in " – Regulations governing our operation as a business development company affect our ability to raise, and the way in which we raise, additional capital."  The issuance or sale by us of shares of our common stock at a discount to net asset value poses a risk of dilution to our stockholders.  In particular, stockholders who do not purchase additional shares at or below the discounted price in proportion to their current ownership will experience an immediate decrease in net asset value per share (as well as in the aggregate net asset value of their shares if they do not participate at all).  These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we experience in our assets, potential earning power and voting interests from such issuance or sale.  They also may experience a reduction in the market price of our common stock.  For additional information and hypothetical examples of these risks, see "Sales of Common Stock Below Net Asset Value" and the prospectus supplement pursuant to which such sale is made.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. Federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as original issue discount, which may arise if we receive warrants in connection with the making of a loan or possibly in other circumstances, or payment-in-kind interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such original issue discount, which could be significant relative to our overall investment activities, or increases in loan balances as a result of payment-in-kind arrangements, are included in our taxable income before we receive any corresponding cash payments. We also may be required to include in taxable income certain other amounts that we do not receive in cash. While we focus primarily on investments that will generate a current cash return, our investment portfolio currently includes, and we may continue to invest in, securities that do not pay some or all of their return in periodic current cash distributions.

The income incentive fee payable by us is computed and paid on income that may include interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the income incentive fee will become uncollectible.

Since in some cases we may recognize taxable income before or without receiving cash representing such income, we may have difficulty meeting the tax requirement to distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to maintain RIC tax treatment. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify for RIC treatment and thus become subject to corporate-level income tax. See "Regulation – Senior Securities" and "Material U.S. Federal Income Tax Considerations".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

(All figures in this item are in thousands except per share and other data)

The following discussion should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this prospectus.  In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under "Risk Factors" and "Forward-Looking Statements" appearing elsewhere herein.
Overview

Introduction

We are a financial services company that primarily lends and invests in middle market, privately-held companies.  We are a closed-end investment company that has filed an election to be treated as a business development company under the 1940 Act.  We invest primarily in senior and subordinated debt and equity of companies in need of capital for acquisitions, divestitures, growth, development, project financing and recapitalization.  We work with the management teams or financial sponsors to seek investments with historical cash flows, asset collateral or contracted pro-forma cash flows.

We seek to be a long-term investor with our portfolio companies.  To date we have invested primarily in industries related to the industrial/energy economy.  However, we continue to widen our strategy focus in other sectors of the economy to diversify our portfolio holdings.

Market Conditions

In 2008, the financial services industry has been negatively affected by turmoil in the global capital markets. What began in 2007 as a deterioration of credit quality in subprime residential mortgages has spread rapidly to other credit markets.  Market liquidity and credit quality conditions are generally weaker today than two years ago.

We believe that Prospect Capital is well positioned to navigate through these adverse market conditions. As a BDC, we are limited to a maximum 1 to 1 debt to equity ratio, and as of December 31, 2008, our debt to equity ratio was 0.32 to 1. As of December 31, 2008, we have borrowed $138,667 against our credit facility with Rabobank Nederland. The revolving period for this facility continues until June 6, 2009, with a term out maturity on June 6, 2010, and we expect to enter into a new extended facility prior to this date. While we are optimistic, we cannot guarantee the completion of such extension.

We also continue to generate liquidity through the realization of portfolio investments, including the loan to Diamondback Operating L.P., such loan which was repaid in January 2009. As is typical for our portfolio, we currently have investments in various stages in the exit process that continue to draw interest from prospective buyers.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ materially.  In addition to the discussion below, our critical accounting policies are further described in the notes to the financial statements.

Basis of Consolidation

Under the 1940 Act rules, the regulations pursuant to Article 6 of Regulation S-X, and the American Institute of Certified Public Accountants' Audit and Accounting Guide for Investment Companies, we are precluded from consolidating any entity other than another registered investment company or an operating company which provides substantially all of its services and benefits to us.  Our December 31, 2008, June 30, 2008, December 31, 2007 and June 30, 2007 financial statements include our accounts and the accounts of Prospect Capital Funding, LLC, our only wholly-owned, closely-managed subsidiary that is also an investment company.  All intercompany balances and transactions have been eliminated in consolidation.

Investment Classification

We are a non-diversified company within the meaning of the 1940 Act.  We classify our investments by level of control.  As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company.  Control is generally presumed to exist when a company or individual possesses beneficial ownership of 25% or more of the voting securities of an investee company.  Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through possession beneficial ownership of 5% or more of the outstanding voting securities of another person.

Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains or losses related to that instrument.  Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument.  Specifically, we record all security transactions on a trade date basis.  Investments in other, non-security financial instruments are recorded on the basis of subscription date or redemption date, as applicable.  Amounts for investments recognized or derecognized but not yet settled are reported as Receivables for investments sold and Payables for investments purchased, respectively, in the Consolidated Statements of Assets and Liabilities.

Investment Valuation

Our Board of Directors has established procedures for the valuation of our investment portfolio.  These procedures are detailed below.

Investments for which market quotations are readily available are valued at such market quotations.

Short-term investments that mature in 60 days or less and are viewed as creditworthy, such as U.S. Treasury Bills, are valued at amortized cost, which approximates fair value.  The amortized cost method involves recording a security at its cost (i.e., principal amount plus any premium and less any discount) on the date of purchase and thereafter amortizing/ accreting that difference between the principal amount due at maturity and cost assuming a constant yield to maturity as determined at the time of purchase.  Short-term securities that mature in more than 60 days are valued at current market quotations by an independent pricing service or at the mean between the bid and ask prices obtained from at least two brokers or dealers (if available, or otherwise by a principal market maker or a primary market dealer).  Investments in money market mutual funds are valued at their net asset value as of the close of business on the day of valuation.

For most of our investments, market quotations are not available.  With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Board of Directors has approved a multi-step valuation process each quarter, as described below:

1)	Each portfolio company or investment is reviewed by our investment professionals with the independent valuation firm;

2)	the independent valuation firm engaged by our Board of Directors conducts independent appraisals and makes their own independent assessment;

3)	the audit committee of our Board of Directors reviews and discusses the preliminary valuation of our Investment Adviser and that of the independent valuation firm; and

4)
the Board of Directors discusses the valuations and determines the fair value of each investment in our portfolio in good faith based on the input of our Investment Adviser, the independent valuation firm and the audit committee.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business).  The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discounts rate.  The measurement is based on the net present value indicated by current market expectations about those future amounts.  In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

In September, 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", or FAS 157.  FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years.  We have adopted this statement on a prospective basis beginning in the quarter ended September 30, 2008.  Adoption of this statement did not have a material effect on our financial statements for that quarter or for the current quarter ended December 31, 2008.

FAS  157 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement.  Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

The changes to generally accepted accounting principles from the application of FAS 157 relate to the definition of fair value, framework for measuring fair value, and the expanded disclosures about fair value measurements.  FAS 157 applies to fair value measurements already required or permitted by other standards.  In accordance with FAS 157, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.

Revenue Recognition

Realized gains or losses on the sale of investments are calculated using the specific identification method.

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis.  Origination, closing and/or commitment fees associated with investments in portfolio companies are accreted into interest income over the respective terms of the applicable loans.  Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized loan origination, closing and commitment fees are recorded as interest income.

Dividend income is recorded on the ex-dividend date.

Structuring fees and similar fees are recognized as income as earned, usually when paid.  Structuring fees, excess deal deposits, net profits interests and overriding royalty interest are included in other income.

Loans are placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected.  Accrued interest is generally reversed when a loan is placed on non-accrual status.  Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment.  Non-accrual loans are restored to accrual status when past due principal and interest is paid and in management's judgment, are likely to remain current.  At December 31, 2008 two loans extended to Integrated Contract Services, Inc., or Integrated, and one loan extended to Worcester Energy Partners, Inc., or WEPI, were on non-accrual status.  The loan principal of these loans amounted to $55,747 at December 31, 2008.

Statement of Assets and Liabilities Overview

During the six months ended December 31, 2008, net assets have decreased by $1,820 from $429,623 as of June 30, 2008 to $427,803 as of December 31, 2008.  This net decrease in assets resulted from a $20,522 increase from operations, offset by $23,848 in dividends declared to our stockholders.  During this six-month period we recognized net investment income of $35,462, net realized gains on investments of $1,661 and a decrease in net assets due to changes in unrealized appreciation/ depreciation of investments of $16,601.  The result was the $20,522 increase in net assets resulting from operations.

The aggregate value of our portfolio investments was $555,661 and $497,530 as of December 31, 2008 and June 30, 2008, respectively.  During the six months ended December 31, 2008, our net cost of investments increased by $74,732, or 15.0%, as we invested in three new investments and follow-on investments while we sold one investment, received repayment on another investment, and settled the net profit interests on a third investment.  This increased level of investment was financed by increased borrowings on our credit facility.  At December 31, 2008, we were invested in 31 long-term portfolio investments (including a net profits interest remaining in Charlevoix).

During the fiscal year ended June 30, 2008, net assets increased by $129,575, from $300,048 to $429,623.  This increase resulted from the issuance of new shares of our common stock (less offering costs) in the amount of $138,744, dividend reinvestments of $2,753, and another $27,591 from operations.  These increases, in turn, were offset by $39,513 in dividend distributions to our stockholders.  The $27,591 increase in net assets resulting from operations is net of the following:  Net investment income of $45,113, realized loss on investments of $16,222, and a net decrease in net assets due to changes in unrealized appreciation/depreciation of investments of $1,300.  The realized losses were mainly due to the sale of Central Illinois Energy, LLC, or CIE, and Advantage Oilfield Group Ltd., or AOG.  The net unrealized depreciation was driven by significant write-downs in our investments in, Integrated, WEPI, and our coal holdings (Whymore, Genesis, North Fork Collieries LLC, or North Fork, and Unity Virginia Holdings LLC, or Unity – now consolidated into Yatesville), which, in turn, were almost offset by write-ups for our investments in GSHI, and by the disposition of previously written-down investments in AOG and in ESA.

The aggregate value of our portfolio investments was $497,530 and $328,222 as of June 30, 2008 and June 30, 2007, respectively.  During the fiscal year ended June 30, 2008, our net cost of investments increased by $170,608, or 51.6%, as we invested in 15 new and follow-on investments while we sold three investments and we received repayment on five other investments.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period.  Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ.

Investment Activity

During the six months ended December 31, 2008, we completed three new investments and several follow-on investments in existing portfolio companies, totaling approximately $83,089.  The more significant of these investments are described briefly in the following:

On August 1, 2008, we provided $7,400 in debt financing to Castro Cheese Company, Inc., or Castro, based in Houston, Texas.  Castro is a leading manufacturer, marketer, and distributor of Hispanic cheeses and creams.

On August 4, 2008, we provided $15,000 in debt financing to support the take-private acquisition of the TriZetto Group, or TriZetto.  TriZetto is a leading healthcare information technology company.

On August 21, 2008, we provided a $26,000 senior secured debt financing and co-invested $2,300 in equity alongside Great Point Partners, LLC, or Great Point, in its growth recapitalization of BNN Holdings Corp. d/b/a Biotronic NeuroNetwork, or Biotronic, based in Ann Arbor, Michigan.  Biotronic is the largest independent national provider of intra-operative neurophysiological monitoring services.

On July 23, 2008, September 8, 2008, and November 7, 2008 we made follow-on secured debt investments of $400, $2,700, and $2,900 respectively in Iron Horse Coiled Tubing, Inc., or Iron Horse, in support of the build out of additional equipment.

On December 10, 2008 we made a follow-on investment of $5,000 in Gas Solutions Holdings, Inc., or GSHI or Gas Solutions for the repayment of third-party bank senior credit facility.

During the year ended June 30, 2008, we completed 15 new investments and several follow-on investments in existing portfolio companies, totaling approximately $311,947.  The more significant of these investments are described briefly in the following:

On July 31, 2007, we provided $15,000 growth financing to Wind River, a privately-held oil and gas production business based in Salt Lake City, Utah.  The investment was in the form of senior secured notes with a net profits interest.

On August 8, 2007, we provided $6,000 growth and recapitalization financing to Deep Down, a deepwater drilling services and manufacturing provider based in Houston, Texas.  The investment was in the form of senior secured notes and warrants.

On August 28, 2007, we provided $9,200 growth and recapitalization financing to Diamondback, an oil and gas production company based in Tulsa, Oklahoma.  The investment was in the form of senior secured notes with a net profits interest.

On October 9, 2007, we made a second lien debt investment of $9,750 in Resco Products, Inc., a leading designer and manufacturer of refractory materials based in Pittsburgh, Pennsylvania.

On October 17, 2007, we made a $3,000 follow-on secured debt investment in NRG, in support of NRG's acquisition of Dynafab Corporation, or Dynafab.  Dynafab is a manufacturer of a range of metal structures and vessels for use in the oil and gas and transportation industries, including fuel tanks for on-road and off-road vehicles as well as various drilling rig components.

On October 19, 2007, we made a second lien debt investment of approximately $5,000 in a leading provider of outsourced technical services based in Pennsylvania.  The Company's investment is supporting the acquisition of this service provider by HM Capital Partners, L.P., or HM, a $1.6 billion private equity fund based in Dallas, Texas.  HM's investment professionals previously were principals with Hicks, Muse, Tate & Furst, Inc.

On November 1, 2007, we made a second lien secured debt investment, as well as a small equity co-investment, aggregating approximately $13,750 in Maverick Healthcare Group, L.L.C. (d/b/a Preferred Homecare) a leading comprehensive home healthcare services provider based in Mesa, Arizona.

On November 5, 2007, we invested approximately $18,000 in second lien secured financing in Shearer's, a snack food manufacturer based in Brewster, Ohio, with Winston Partners as the private equity financial sponsor.

On November 9, 2007, we made a second lien debt investment of $12,000 in Qualitest, and its affiliates, a leading manufacturer and distributor of generic pharmaceuticals based in Huntsville, Alabama.

On November 14, 2007, we entered into an agreement to invest in a second lien secured debt from Deb Shops of $15,000.  This transaction was consummated on December 10, 2007.  Deb Shops is a leading specialty apparel retailer based in Philadelphia, Pennsylvania.

On November 21, 2007, we provided combined debt financing of $25,386 to IEC and ARS, two related oilfield service companies based in Houston, Texas.  This investment took the form of two separate senior secured instruments with cross-collateralized guarantees and a NPI in each company.

On February 11, 2008, we made a $5,121 senior secured loan to North Fork, a Kentucky-based mining and coal production company.  We also have a controlling equity interest in North Fork.

On March 5, 2008, we made an additional secured Term C debt investment of approximately $6,500 in Unitek Acquisition, Inc., or Unitek, a leading provider of outsourced technical services based in Blue Bell, Pennsylvania.  We have now extended in the aggregate $11,500 of debt capital to Unitek.

On March 14, 2008, we provided debt financing of $14,500 to support the acquisition of American Gilsonite Company, or AGC by a private equity firm based in New York.  AGC is a specialty mineral company with operations based in Bonanza, Utah.  Furthermore, we made an additional $1,000 investment in the equity of AGC.

On April 3, 2008, we provided $39,800 of first and second lien debt and equity for the recapitalization of Ajax, a custom forger of seamless rolled steel rings located in York, South Carolina.  Our debt is secured by a first lien on inventory, machinery, and certain other assets of Ajax.  The equity interest purchased in Ajax is controlling in nature and was made alongside equity co-investments by Ajax's senior managers.

On April 30, 2008, we provided debt financing of $20,000 to support the acquisition by Peerless, headquartered in Dallas, Texas, of Nitram.  Peerless is a leading designer, manufacturer, and marketer of industrial environmental separation and filtration systems while Nitram focuses on separation, heat transfer, pulsation dampening, and industrial silencing products.  Peerless and Nitram serve a diversified, global list of customers in industries such as oil and gas production, gas pipelines, chemical and petrochemical processing, and power generation.

During the six months ended December 31, 2008, we closed-out 2 positions which are briefly described below.

On July 3, 2008, we exercised our warrant for 4,960,585 shares of common stock in Deep Down, Inc., or Deep Down.  As permitted by the terms of the warrant, we elected to make this exercise on a cashless basis entitling us to 2,618,129 common shares.  On August 1, 2008, we sold all the shares acquired receiving $1,649 of net proceeds.

On August 27, 2008, R-V Industries, Inc., or R-V repaid the $7,526 debt outstanding to us.

On September 30, 2008, we settled our net profits interests, or NPIs, in IEC Systems LP, or IEC and Advanced Rig Services LLC, or ARS, with the companies for a combined $12,576.  IEC and ARS originally issued the NPIs to us when we loaned a combined $25,600 to IEC and ARS on November 20, 2007.  In conjunction with the NPI realization, we simultaneously reinvested the $12,576 as incremental senior secured debt in IEC and ARS.  The incremental debt will amortize over the period ending November 20, 2010.

For the year ended June 30, 2008, we closed-out seven positions which are briefly described below.

On August 16, 2007, Arctic completely paid its loan with an additional prepayment penalty of $461 for the loan.  Including the prepayment premium, we realized a 20% cash internal rate of return on this investment, representing 1.25 times cash on cash (not including the equity investments that the Company continues to hold).  On

April 30, 2008, we fully exited out of our investment in Arctic through the sale of our equity interest in Arctic for approximately $3,400.

On December 5, 2007, we received $5,099 from the sale of our debt investment in CIE, an ethanol project.

On December 28, 2007 and December 31, 2007, we entered into two agreements which monetized our investment in AOG.  These transactions generated aggregate proceeds of $3,939 for us.

On February 20, 2008, Ken-Tex Energy Corp., or Ken-Tex, repaid the $10,800 debt that it owed us.  As part of the transaction, we also sold back our NPI and overriding royalty interest, ORRI, in Ken-Tex.  In addition to the debt repayment, this transaction generated $3,300 in the form of a prepayment penalty and the sale of the NPI and ORRI.

On March 5, 2008, we closed out our position of common shares of Evolution Petroleum Corp. , or Evolution, at a gain of $486.

On March 31, 2008, TLOGH, L.P. repaid the $15,500 debt that it owed to us.

On June 6, 2008, Deep Down repaid the $12,000 debt that it owed us.  We realized an approximately 29% cash-on-cash internal rate of return, or IRR on the Deep Down investment, representing a 1.2 times cash-on-cash multiple, from a prepayment premium of approximately $450, upfront fees, and interest.  At June 30, 2008, we own a warrant to purchase approximately 5.0 million shares of Deep Down common stock at an exercise price of $0.507 per share.  On July 3, 2008, we exercised our warrant on a cashless basis entitling us to 2,618,129 common shares.  On August 1, 2008, we sold all the shares acquired receiving $1,649 of net proceeds.

The following is a quarter-by-quarter summary of our investment activity:

Quarter-End	Acquisitions(1)	Dispositions(2)

December 31, 2008	$13,564	$2,128
September 30, 2008	70,456	10,949
June 30, 2008	118,913	61,148
March 31, 2008	31,794	28,891
December 31, 2007	120,846	19,223
September 30, 2007	40,394	17,949
June 30, 2007	130,345	9,857
March 31, 2007	19,701	7,731
December 31, 2006	62,679	17,796
September 30, 2006	24,677	2,781
June 30, 2006	42,783	5,752
March 31, 2006	15,732	901
December 31, 2005	—	3,523
September 30, 2005	25,342	—
June 30, 2005	17,544	—
March 31, 2005	7,332	—
December 31, 2004	23,771	32,083
September 30, 2004	30,371	—
Since inception	$796,244	$220,712

(1)	Includes new deals, additional fundings, refinancings and PIK interest.
(2)	Includes scheduled principal payments, prepayments and refinancings.

Investment Holdings

As of December 31, 2008, we continued to pursue our investment strategy.  Despite our name change to "Prospect Capital Corporation" and the termination of our policy to invest at least 80% of our net assets in energy companies, we currently have a concentration of investments in companies in the energy and energy related industries.  Some of the companies in which we invest have relatively short or no operating histories.  These companies are and will be subject to all of the business risk and uncertainties associated with any new business enterprise, including the risk that these companies may not reach their investment objective or the value of our investment in them may decline substantially or fall to zero.

Our portfolio had an annualized current yield of 16.0% and 15.6% across all our long-term debt and certain equity investments as of December 31, 2008 and December 31, 2007, respectively.  This yield includes interest from all of our long-term investments as well as dividends from Gas Solutions Holdings, Inc., or GSHI, NRG Manufacturing, Inc., or NRG and Ajax Rolled Ring & Machine, or Ajax.  We expect the current yield to decline over time as we increase the size of the portfolio.  Monetization of other equity positions that we hold is not included in this yield calculation.  In each of our portfolio companies, we hold equity positions, ranging from minority interests to majority stakes, which we expect over time to contribute to our investment returns.  Some of these equity positions include features such as contractual minimum internal rates of returns, preferred distributions, flip structures and other features expected to generate additional investment returns, as well as contractual protections and preferences over junior equity, in addition to the yield and security offered by our cash flow and collateral debt protections.

We classify our investments by level of control.  As defined in the 1940 Act, control investments are those where there is the ability or power to exercise a controlling influence over the management or policies of a company.  Control is generally deemed to exist when a company or individual possesses or has the right to acquire within 60 days or less, a beneficial ownership of 25% or more of the voting securities of an investee company.  Affiliated investments and affiliated companies are defined by a lesser degree of influence and are deemed to exist through the possession outright or via the right to acquire within 60 days or less, beneficial ownership of 5% or more of the outstanding voting securities of another person.

As of December 31, 2008, we own controlling interests in Ajax Rolled Ring & Machine, or Ajax, C&J Cladding, LLC, or C&J, GSHI, Integrated, Iron Horse, NRG, R-V, WEPI and Yatesville Coal Holdings, Inc., or Yatesville.  We also own affiliated interests in Appalachian Energy Holdings, LLC, or AEH, and Biotronic.

The following is a summary of our investment portfolio by level of control at December 31, 2008 and 2007:

	December 31, 2008		December 31, 2007
Level of Control	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio

Control	$216,448	37.4%	$150,156	32.3%
Affiliate	31,721	5.5%	5,288	1.2%
Non-Control/Non-Affiliate	307,492	53.2%	284,641	61.2%
Money Market Funds	22,606	3.9%	24,734	5.3%
Total Portfolio	$578,267	100.0%	$464,819	100.0%

The following is a summary of our investment portfolio by level of control at June 30, 2008 and 2007:

	June 30, 2008		June 30, 2007
Level of Control	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio

Control	$205,827	38.8%	$145,121	39.5%
Affiliate	6,043	1.2%	14,625	4.0%
Non-Control/Non-Affiliate	285,660	53.8%	168,476	45.2%
Money Market Funds	33,000	6.2%	41,760	11.3%
Total Portfolio	$530,530	100.0%	$369,982	100.0%

The following is our investment portfolio presented by type of investment at December 31, 2008 and December 31, 2007, respectively:

	December 31, 2008		December 31, 2007
Type of Investment	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio

Money Market Funds	$22,606	3.9%	$24,734	5.3%
Senior Secured Debt	247,009	42.7%	251,258	54.1%
Subordinated Secured Debt	198,736	34.4%	28,157	27.6%
Subordinated Unsecured Debt	13,930	2.4%	—	0.0%
Preferred Stock	8,804	1.5%	1,388	0.3%
Common Stock	72,892	12.6%	53,939	11.6%
Membership Interests	5,780	1.0%	—	0.0%
Warrants	8,510	1.5%	5,343	1.1%
Total Portfolio	$578,267	100.0%	$464,819	100.0%

The following is our investment portfolio presented by type of investment at June 30, 2008 and June 30, 2007, respectively:

	June 30, 2008		June 30, 2007
Type of Investment	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio
Money Market Funds	$33,000	6.2%	$41,760	11.3%
Senior Secured Debt	203,985	38.5%	202,243	54.7%
Subordinated Secured Debt	215,585	40.6%	78,905	21.3%
Preferred Stock	6,455	1.2%	106	0.0%
Common Stock	59,563	11.2%	43,517	11.8%
Membership Interests	3,000	0.6%	—	0.0%
Warrants	8,942	1.7%	3,451	0.9%
Total Portfolio	$530,530	100.0%	$369,982	100.0%

The following is our investment portfolio presented by geographic location of the investment at December 31, 2008 and December 31, 2007, respectively:

	December 31, 2008		December 31, 2007
Geographic Exposure	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio

Canada	$13,347	2.3%	$9,053	2.0%
Midwest US	77,239	13.4%	46,990	10.1%
Northeast US	52,582	9.1%	67,997	14.6%
Southeast US	122,121	21.1%	79,810	17.2%
Southwest US	245,607	42.5%	221,235	47.6%
Western US	44,765	7.7%	15,000	3.2%
Money Market Funds	22,606	3.9%	24,734	5.3%
Total Portfolio	$578,267	100.0%	$464,819	100.0%

The following is our investment portfolio presented by geographic location of the investment at June 30, 2008 and June 30, 2007, respectively:

	June 30, 2008		June 30, 2007
Geographic Exposure	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio
Western US	$30,322	5.7%	$—	0.0%
Southeast US	128,512	24.2%	70,545	19.1%
Southwest US	211,177	39.9%	157,097	42.5%
Midwest US	47,869	9.0%	36,942	10.0%
Northeast US	68,468	12.9%	44,558	12.0%
Canada	11,182	2.1%	19,080	5.1%
Money Market Funds	33,000	6.2%	41,760	11.3%
Total Portfolio	$530,530	100.0%	$369,982	100.0%

The following is our investment portfolio presented by industry sector of the investment at December 31, 2008 and December 31, 2007, respectively:

	December 31, 2008		December 31, 2007
Industry Sector	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio

Biomass Power	$10,900	1.9%	$24,413	5.3%
Construction Services	4,265	0.7%	5,288	1.1%
Contracting	5,000	0.9%	5,000	1.1%
Financial Services	21,507	3.7%	25,000	5.4%
Food Products	28,274	4.9%	18,000	3.9%
Gas Gathering and Processing	77,158	13.3%	47,500	10.2%
Healthcare	54,839	9.5%	13,750	3.0%
Manufacturing	103,203	17.7%	57,964	12.4%
Metal Services	9,195	1.6%	6,076	1.3%
Mining and Coal Production	25,848	4.5%	15,795	3.4%
Oilfield Fabrication	36,155	6.3%	25,387	5.5%
Oil and Gas Production	110,549	19.1%	134,796	29.0%
Pharmaceuticals	9,692	1.7%	11,941	2.6%
Production Services	13,347	2.3%	22,993	4.9%
Retail	10,139	1.8%	14,555	3.1%
Shipping Vessels	6,993	1.2%	6,700	1.4%
Specialty Minerals	17,248	3.0%	—	0.0%
Technical Services	11,349	2.0%	4,927	1.1%
Money Market Funds	22,606	3.9%	24,734	5.3%
Total Portfolio	$578,267	100.0%	$464,819	100.0%

The following is our investment portfolio presented by industry sector of the investment at June 30, 2008 and June 30, 2007, respectively:

	June 30, 2008		June 30, 2007
Industry Sector	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio
Biofuels/Ethanol	$—	0.0%	$8,000	2.1%
Biomass Power	15,580	2.9%	25,047	6.8%
Construction Services	6,043	1.1%	15,305	4.1%
Contracting	5,000	0.9%	5,000	1.3%
Financial Services	23,699	4.5%	25,000	6.8%
Food Products	19,351	3.7%	—	0.0%
Gas Gathering and Processing	61,542	11.6%	44,500	12.0%
Healthcare	13,752	2.6%	—	0.0%
Manufacturing	109,542	20.7%	41,376	11.2%
Metal Services	6,829	1.3%	5,829	1.6%
Mining and Coal Production	25,726	4.9%	18,499	5.0%
Oilfield Fabrication	24,854	4.7%	—	0.0%
Oil and Gas Production	112,850	21.3%	110,243	29.8%
Pharmaceuticals	11,523	2.2%	—	0.0%
Production Services	14,038	2.6%	22,870	6.2%
Retail	13,428	2.5%	—	0.0%
Shipping Vessels	6,804	1.3%	6,553	1.8%
Specialty Minerals	15,632	2.9%	—	0.0%
Technical Services	11,337	2.1%	—	0.0%
Money Market Funds	33,000	6.2%	41,760	11.3%
Total Portfolio	$530,530	100.0%	$369,982	100.0%

Investment Valuation

In determining the fair value of our portfolio investments at December 31, 2008, the Audit Committee considered valuations from the independent valuation firm and from management having an aggregate range of $511,622 to $593,857, excluding money market investments.

In determining the range of value for debt instruments, management and the independent valuation firm generally shadow rated the investment and then based upon the range of ratings, determined appropriate yields to maturity for a loan rated as such.  A discounted cash flow analysis was then prepared using the appropriate yield to maturity as the discount rate, yielding the ranges.  For equity investments, the enterprise value was determined by applying EBITDA multiples for similar recent investment sales.  For stressed equity investments, a liquidation analysis was prepared.

The Board of Directors looked at several factors in determining where within the range to value the asset including:  recent operating and financial trends for the asset, independent ratings obtained from third parties and comparable multiples for recent sales of companies within the industry.  The composite of all these analysis, applied to each investment, was a total valuation of $555,661, excluding money market investments.

Our investments are generally lower middle market companies, outside of the financial sector, with less than $30,000 of annual EBITDA.  We believe our market has experienced less volatility than others because we believe there are more buy and hold investors who own these less liquid investments.  In addition, the middle market relies on less leverage than the large capitalization marketplace, which we believe will result in less financial distress.

During the fiscal year ended June 30, 2008 and continuing through December 31, 2008, several general economic factors have occurred which have affected the valuation of our investment portfolio.

Generally, interest rates offered on loans similar to those that we have originated have changed since our investments were consummated.  While we do not believe that there has been any diminution of credit quality, general changes in current interest rates would affect the price for which we could sell these assets and we have adjusted our fair value of these assets to reflect such changes.  We have adjusted the value of fourteen debt investments based upon such general changes in market interest rates including: AEH, Biotronic, C&J, Deb Shops, Inc. (“Deb Shops”), Castro, H&M Oil & Gas, LLC, Freedom Marine Services LLC, Maverick Healthcare LLC, Qualitest Pharmaceuticals, Inc. (“Qualitest”), Regional Management Corp. (“RMC”), Resco Products, Inc. (“Resco”), Shearer’s Foods, Inc., Stryker Energy, LLC, and TriZetto.

Three debt investments were made to companies that are not performing in line with budget expectations.  These investments (Conquest Cherokee, LLC, Iron Horse, and Wind River Resources Corp. and Wind River II Corp.) are adequately collateralized and we expect full recovery.  For these assets, we used higher market interest rates to take into account the increased credit risk and general changes in current interest rates for similar assets to determine their fair value.

Control investments offer increased risk and reward over straight debt investments.  Operating results and changes in market multiples can result in dramatic changes in values from quarter to quarter.  Significant downturns in operations can further result in our looking to recoveries on sales of assets rather than the enterprise value of the investment.  Several control assets in our portfolio are under enhanced scrutiny by our senior management and our Board of Directors and are discussed below.

Gas Solutions Holdings, Inc.

GSHI is an investment that we made in September 2004 and own 100% of the equity.  GSHI is a midstream gathering and processing business located in East Texas.  GSHI has improved its operations and we have experienced an increase in revenue, gross margin, and EBITDA (the latter two metrics on both an absolute and a percentage of revenues basis) over the past four years.

During the past year, we have been in discussions with multiple interested purchasers for Gas Solutions.  While we wish to unlock the value in Gas Solutions, we do not wish to enter into any agreement at any time that does not recognize the long term value we see in Gas Solutions.  As a well hedged midstream asset, which will generate predictable and consistent cash flows to us, Gas Solutions is a valuable asset that we wish to sell at a value-maximizing price, or not at all.  We continue discussions with interested parties, but have a patient approach toward the process.  In addition, a sale of the assets, rather than the stock of GSHI, might result in a significant tax liability at the GSHI level which will need to be paid prior to any distribution to us.

In late March 2008, Royal Bank of Canada provided a $38,000 term loan to Gas Solutions II Ltd, a wholly owned subsidiary of GSHI, the proceeds of which were used to refinance all of Citibank’s approximately $8,000 of outstanding senior secured debt as well as to make a $30,000 cash distribution to GSHI.  We had non-recourse access to this cash at GSHI.  In December 2008, we lent an additional $5,000 to GSHI which enabled the company to repay the loan to the Royal Bank of Canada.  Upon repayment, we now hold a first lien position in GSHI, improving our leverage position with our lender.

In early May 2008, Gas Solutions II Ltd purchased a series of propane puts at $0.10 out of the money and at prices of $1.53 per gallon and $1.394 per gallon covering the periods May 1, 2008, through April 30, 2009, and May 1, 2009, through April 30, 2010, respectively.  These hedges have been executed at close to the highest market propane prices ever achieved on an historical basis; such hedges preserve the upside of Gas Solutions II Ltd to benefit from potential future increases in commodity prices.  GSHI has generated approximately $21,200 of EBITDA for the first ten months ending October 31, 2008.  Annualizing the current year results, this is an increase of 73.7% from the 2007 results.

In determining the value of GSHI, we have utilized several valuation techniques to determine the value of the investment.  These techniques offer a wide range of values.  Our Board of Directors has determined the value to be $77,158 for our debt and equity positions at December 31, 2008 based upon a combination of a discounted cash flow analysis, a public comparables analysis and review of recent indications of interest. GSHI is valued $47,126 above its amortized cost, compared to the $36,321 unrealized gain recorded at June 30, 2008.

Integrated Contract Services, Inc.

Our investment in ICS is under enhanced review by our senior management team due to existing or potential payment and/or covenant defaults under the contracts governing these investments.  ICS owns the assets of ESA Environmental Specialists, Inc. (“ESA”), and 100% of the stock of The Healing Staff (“THS”).  ESA originally defaulted under our contract governing our investment in ESA, prompting us to commence foreclosure actions with respect to certain ESA assets in respect of which we have a priority lien.  In response to our actions, ESA filed voluntarily for reorganization under the bankruptcy code on August 1, 2007.  On September 20, 2007 the U.S. Bankruptcy Court approved a Section 363 Asset Sale from ESA to us.  To complete this transaction, we contributed our ESA debt to a newly-formed entity, ICS, and provided funds for working capital on October 9, 2007.  In return for the ESA debt, we received senior secured debt in ICS of equal amount to our ESA debt, preferred stock of ICS, and 49% of the ICS common stock.  ICS subsequently ceased operations and assigned the collateral back to us.  ICS is in default of both payment and financial covenants.  During September and October 2007, we provided $1,170 to THS for working capital.

We have a senior-secured, first-lien debt position with collateral in the form of receivables, real estate, other assets, guaranties, and the stock of THS.  Based upon an analysis of the liquidation value of the ESA assets and the enterprise value of THS, our Board of Directors reaffirmed the fair value of our investment in ICS at $5,000, a reduction of $11,675 from its amortized cost, compared to the $11,464 unrealized loss recorded at June 30, 2008.

R-V Industries, Inc.

R-V demonstrated strong performance in operations throughout 2008 with trailing twelve-month EBITDA increasing by over 50% since our closing in May 2007.  R-V continues to pay down debt, repaying $7,000 of our debt during the fiscal year ended June 30, 2008.  Our Board of Directors, upon recommendation from senior management, has set the value of the R-V investment at $18,549 at June 30, 2008, $5,924 above its amortized cost, compared to valuing the R-V investment at par at June 30, 2007.  During the quarter ended September 30, 2008, R-V repaid the remainder of its senior secured debt owed to us.  Our Board of Directors, upon recommendation from senior management, has set the value of the R-V equity investment at $11,991 at September 30, 2008, $5,241 above its amortized cost.

Worcester Energy Partners, Inc.

WEPI is under enhanced review by our senior management team due to poor operating results since investment.  We have installed a new manager at WEPI who continues to institute new controls to reduce costs and improve efficiency.  WEPI has negotiated an interim agreement with the buyer of its energy production and is now earning revenues sufficient to cover its debt service requirements.  Our Board of Directors, upon recommendation from senior management, has set the value of the WEPI investment based upon an enterprise valuation at $10,900 at December 31, 2008, a reduction of $31,307 from its amortized cost, compared to the $22,141 unrealized loss recorded at June 30, 2008.

Yatesville Coal Holdings, Inc.

As we previously discussed, all of our coal holdings are now held in one consolidated entity, Yatesville.  The consolidated group has seen an improvement in operating results primarily from increased prices in coal, improved production, reductions in operating expenses from the consolidation of the management and operations and the allocation of assets to their most efficient use.  Until a longer track record is established or a viable sales process is in place, we will continue to value Yatesville on an asset basis.  Our Board of Directors, upon recommendation from senior management, has set the value of the Yatesville investment at $25,848 at December 31, 2008, a reduction of $18,253 from its amortized cost, compared to the $14,694 unrealized loss recorded at June 30, 2008.

Capitalization

Our investment activities are capital intensive and the availability and cost of capital is a critical component of our business.  We capitalize our business with a combination of debt and equity.  Our debt is currently consists of a revolving credit facility availing us of the ability to borrow up to $200,000 of debt and our equity capital is currently comprised entirely of common equity.

We had $138,667 and $91,167 of borrowings at December 31, 2008 and June 30, 2008, respectively.  These borrowings were made against a credit facility in place at Rabobank Nederland.  The maintenance of this facility requires us to pay a fee for the amount not drawn upon.  Through November 30, 2007, this fee is assessed at the rate of 37.5 basis points per annum of the amount of that unused portion; after that date, this rate increased to 50.0 basis points per annum if that unused portion was greater than 50% of the total amount of the facility.  The following table shows the facility amounts and outstanding borrowings at September 30, 2008, June 30, 2008 and June 30, 2007:

	December 31, 2008		June 30, 2008		June 30, 2007
	Facility Amount	Amount Outstanding	Facility Amount	Amount Outstanding	Facility Amount	Amount Outstanding
Revolving Credit Facility	$200,000	$138,667	$200,000	$91,167	$200,000	$—

The following table shows the contractual maturity of our revolving credit facility at December 31, 2008:

	Payments Due By Period
	Less Than 1 year	1-3 Years	3-5 Years	More Than 5 Years
Credit Facility Payable	$138,667	$—	$—	$—

During the quarter ended December 31, 2008, we did not raise any additional equity as the market was not conducive to a public offering.  The following table shows the calculation of net asset value per share as of December 31, 2008 June 30, 2008 and June 30, 2007:

	December 31, 2008	June 30, 2008	June 30, 2007

Net Assets	$427,803	$429,623	$300,048
Shares of common stock outstanding	29,637,928	29,520,379	19,949,065
Net asset value per share	$14.43	$14.55	$15.04

At December 31, 2008, we had 29,637,928 of our common stock issued and outstanding.

Results of Operations

For the three months ended December 31, 2008 and December 31, 2007, the net increase (decrease) in net assets resulting from operations was $6,524 and ($3,686), respectively, representing $0.22 and ($0.16) per share, respectively.  We experienced a net realized and unrealized loss of $5,436 or approximately $0.18 per share in the three months ended December 31, 2008.  This compares with the net realized and unrealized loss of $14,346 during the three months ended December 31, 2007 or approximately ($0.62) per share.

For the six months ended December 31, 2008 and December 31, 2007, the net increase in net assets resulting from operations was $20,522 and $4,864, respectively, representing $0.69 and $0.23 per share, respectively. We experienced a net realized and unrealized loss of $14,940 or approximately $0.50 per share in the six months ended December 31, 2008. This compares with the net realized and unrealized loss of $13,661 during the six months ended December 31, 2007 or approximately $0.63 per share.

Net increase in net assets resulting from operations for the years ended June 30, 2008, 2007 and 2006 was $27,591, $16,728 and $12,896, respectively, representing $1.17, $1.06 and $1.83 per share, respectively.  We experienced realized and unrealized gains of $4,338 or approximately $0.61 per share in the year ended June 30, 2006, primarily from the unrealized gain recognized on our investment in GSHI.  During the year ended June 30, 2007, we experienced unrealized and realized losses of $6,403 or approximately $0.41 per share primarily from the write-downs of our investments in AOG.  During the year ended June 30, 2008, we experienced unrealized and realized losses of $17,522 or approximately $0.74 per share primarily from the sales of our investments in AOG and CIE at a loss.

While we seek to maximize gains and minimize losses, our investments in portfolio companies can expose our capital to risks greater than those we may anticipate as these companies are typically not issuing securities rated investment grade, have limited resources, have limited operating history, are generally private companies with limited operating information available and are likely to depend on a small core of management talents.  Changes in any of these factors can have a significant impact on the value of the portfolio company.

Investment Income

We generate revenue in the form of interest income on the debt securities that we own, dividend income on any common or preferred stock that we own, and amortized loan origination fees on the structuring of new deals.  Our investments, if in the form of debt securities, will typically have a term of one to ten years and bear interest at a fixed or floating rate.  To the extent achievable, we will seek to collateralize our investments by obtaining security interests in our portfolio companies' assets.  We also may acquire minority or majority equity interests in our portfolio companies, which may pay cash or in-kind dividends on a recurring or otherwise negotiated basis.  In addition, we may generate revenue in other forms including prepayment penalties and possibly consulting fees.  Any such fees generated in connection with our investments are recognized as earned.

Investment income, which consists of interest income, including accretion of loan origination fees and prepayment penalty fees, dividend income and other income, including net profits interest, overriding royalties interest and structuring fees, was $35,799 and $15,391 for the three months ended September 30, 2008 and September 30, 2007, respectively.  The following table details the various components of investment income and the related levels of debt investment for the three and six months ended December 31, 2008 and December 31, 2007:

	For The Three Months Ended December 31,		For The Six Months Ended December 31,
	2008	2007	2008	2007

Interest income	$17,241	$14,816	$34,797	$27,648
Dividend income	4,665	2,466	9,388	4,084
Other income	307	1,281	13,827	2,222
Total investment income	$22,213	$18,563	58,012	33,954

Average debt principal of investments	$537,101	$396,741	$517,421	$360,824
Weighted-average interest rate earned	12.74%	14.86%	13.34%	14.99%

Investment income has been increasing as a larger investment portfolio has been generating greater income from both interest and dividends.  Average interest income producing assets have increased from $396,741 for the three months ended December 31, 2007 to $537,101 for the three months ended December 31, 2008.  Average interest income producing assets have increased from $360,824 for the six months ended December 31, 2007 to $517,421 for the six months ended December 31, 2008.  While we have been able to increase the gross amount of interest income, average yields on interest bearing assets have decreased from 15.0% for the six months ended December 31, 2007 to 13.3% for six months ended December 31, 2008.  The decrease in yield is the result of our increasing our asset mix in financings with private equity sponsors.  We believe that such financings offer less risk, and consequently lower yields, due, in part, to lesser risk to our capital resulting from larger equity at risk underneath our capital.  Holding these types of investments has allowed us to more effectively utilize our credit facility to finance such assets at an average rate of 4.7% for the six months ended December 31, 2008.

The increase in investment income is also driven by increases in income from dividends. Dividend income has grown significantly from $2,466 to $4,665 for the three months ended December 31, 2007 and December 31, 2008, respectively, and from $4,084 to $9,388 for the six months ended December 31, 2007 and December 31, 2008, respectively. Much of the increases in dividend income is attributable to dividends received as a result of our investment in GSHI which paid $4,000 and $1,600 for the three months ended December 31, 2008 and December 31, 2007, respectively, and $8,000 and $2,450 for the six months ended December 31, 2008 and December 31, 2007, respectively. Dividends were also received from our investments in Ajax and NRG.

The increase in investment income is also the result of increases in income from other sources.  The significant increase in other income reflects our settlement of our net profit interests in IEC/ ARS for $12,576.  In addition to settlement of net profit interests, sources of other income include, but are not limited to, income from structuring fees and overriding royalty interests.

Investment income was $79,402, $40,681, and $16,869 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  Drivers of these increases include increased assets generating increased interest income along with increased income from royalty, net profits, and restructuring fees.  The following table describes the various components of investment income and the related levels of debt investments:

	Year Ended June 30, 2008	Year Ended June 30, 2007	Year Ended June 30, 2006
Interest income	$59,033	$30,084	$13,268
Dividend income	12,033	6,153	3,601
Other income	8,336	4,444	—
Total investment income	$79,402	$40,681	$16,869
Average debt principal of investments	$397,913	$172,605	$70,727
Other income – Restructuring fee income	$4,751	$2,574	$—

Total investment income has increased from $16,869 for the year ended June 30, 2006 to $40,681 for the year ended June 30, 2007 to $79,402 for the year ended June 30, 2008.  Investment income has been increasing as we continue to deploy the additional capital, raised in both debt and equity offerings, in revenue-producing assets.

Average interest income producing assets have increased from $70,727 for the year ended June 30, 2006 to $172,605 for the year ended June 30, 2007 to $397,913 for the year ended June 30, 2008.  While we have been able to increase the gross amount of interest income, average yields on interest bearing assets have decreased from 18.8% for the year ended June 30, 2006 to 17.4% for the year ended June 30, 2007 to 14.8% for the year ended June 30, 2008.  These decreases are the result of our increasing our asset mix in financings with private equity sponsors.  We believe that such financings offer less risk, and consequently lower yields, due, in part, to lesser risk to our capital resulting from larger equity at risk underneath our capital.  Holding these types of investments has allowed us to more effectively utilize our credit facility to finance such assets at an average rate of 5.67% for the year ended June 30, 2008.

Investment income is also generated from dividends and other income.  Dividend income has grown significantly from $3,601 for the year ended June 30, 2006 to $6,153 for the year ended June 30, 2007 to $12,033 for the year ended June 30, 2008.  We have received dividends from our investments in GSHI, R-V, Ajax, C&J and NRG.  Other income has come primarily from structuring fees, overriding royalty interests, and prepayment penalties on net profits interests.

Operating Expenses

Our primary operating expenses consist of investment advisory fees (base management and income incentive fees), credit facility costs, legal and professional fees and other operating and overhead-related expenses.  These expenses include our allocable portion of overhead under the Administration Agreement with Prospect Administration under which Prospect Administration provides administrative services and facilities for us.  Our investment advisory fees compensate our Investment Adviser for its work in identifying, evaluating, negotiating, closing and monitoring our investments.  We bear all other costs and expenses of our operations and transactions in accordance with our Administration Agreement with Prospect Administration.  Operating expenses were $10,253 and $7,903 for the three months ended December 31, 2008 and December 31, 2007, respectively. For the six months ended December 31, 2008 and December 31, 2007, they were $22,550 and $15,429, respectively.  Operating expenses were $34,289, $17,550, and $8,311 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

The base management fee was $2,940 and $2,112 for the three months ended December 31, 2008 and December 31, 2007, respectively. It was $5,763 and $3,978 for the six months ended December 31, 2008 and December 31, 2007, respectively. The increases in this expense are directly related to our growth in total assets. For the three months ended December 31, 2008 and December 31, 2007, we incurred $2,990 and $2,665, respectively, of income incentive fees. For the six months ended December 31, 2008 and December 31, 2007, we incurred $8,865 and $4,631, respectively, of income incentive fees. The increases in the income incentive fees are driven by increases in pre-base management fee net investment income of $14,900 and $12,772 for the three months ended December 31, 2008 and December 31, 2007, respectively.  Pre-base management fee net investment income was $41,225 and $22,503 for the six months ended December 31, 2008 and December 31, 2007, respectively.  No capital gains incentive fee has yet been incurred pursuant to the Investment Advisory Agreement.

The base investment advisory expenses were $8,921, $5,445, and $2,082 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  These increases are directly related to our growth in total assets.  $11,278, $5,781, and $1,786 income incentive fees were earned for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  The increases in the income incentive fees are driven by our stronger performance with respect to net investment income as evidenced by net operating income ratios of 12.66%, 9.71% and 7.90% for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  No capital gains incentive fee has yet been incurred pursuant to the Investment Advisory Agreement.

During the three and six months ended December 31, 2008, we incurred $1,965 and $3,483, respectively of expenses related to our credit facility. This compares with expenses of $1,618 and $2,856 incurred during the three and six months ended December 31, 2007. These expenses are related directly to the leveraging capacity put into place for each of those periods and the levels of indebtedness actually undertaken during those quarters.

The table below describes the various credit facility expenses and the related indicators of leveraging capacity and indebtedness during these periods.

	For The Three Months Ended December 31,		For The Six Months Ended December 31,
	2008	2007	2008	2007

Interest expense	$1,712	$1,307	$2,942	$2,197
Amortization of deferred financing costs	180	180	360	367
Commitment and other fees	73	131	181	292
Total	$1,965	$1,618	3,483	2,856

Weighted-average debt outstanding	$137,525	$80,348	$125,845	$64,785
Weighted-average interest rate incurred	4.95%	6.45%	4.65%	6.73%
Facility amount at beginning of period	$200,000	$200,000	$200,000	$200,000

During the years ended June 30, 2008, June 30, 2007 and June 30, 2006, we incurred $6,318, $1,903, and $642, respectively of expenses related to our credit facilities.  The table below describes the various credit facility expenses and the related indicators of leveraging capacity and indebtedness.

	Year Ended June 30, 2008	Year Ended June 30, 2007	Year Ended June 30, 2006
Interest expense	$5,104	$357	$422
Amortization of deferred financing costs	726	1,264	220
Commitment and other fees	488	282	—
Total	$6,318	$1,903	$642
Weighted-average debt outstanding	$90,032	$4,282	$4,696
Weighted-average interest rate	5.67%	8.37%	9.01%
Facility amount at beginning of year	$200,000	$30,000	$—

As our asset base has grown and we have added complexity to our capital raising activities, due, in part, to our securitization credit facility initiated in June 2007, we have commensurately increased the size of our administrative and financial staff, accounting for a significant increase in the overhead allocation from Prospect Administration.  Over the last year, Prospect Administration has added several additional staff members, including a senior finance professional, a treasurer, a corporate counsel and other finance professionals.  As our portfolio continues to grow, we expect to continue to increase the size of our administrative and financial staff on a basis that provides increasing returns to scale.  However, initial investments in administrative and financial staff may not provide returns to scale immediately, perhaps not until the portfolio increases to a greater size.  Other allocated expenses from Prospect Administration have, as expected, increased alongside with the increase in staffing and asset base.

Asset-based fees from Vastardis Capital, the sub-administrator to Prospect Administration, have also grown as assets have grown.  Legal costs decreased significantly from $1,775 for the six months ended December 31, 2007 to $483 for the six months ended December 31, 2008 as there were reduced costs for litigation during the 2008 period.   Legal costs for the year ended June 30, 2008 increased significantly from the year ended June 30, 2007 as we continue to vigorously defend certain legal actions against us during this period.

Net Realized Gains (Loss)

Net realized gains (losses) were $16 and $(18,610) for the three months ended December 31, 2008 and December 31, 2007, respectively. For the six months ended December 31, 2008 and December 31, 2007, net realized gains (losses) were $1,661 and $(18,621), respectively. The net realized gain of $1,661 for the six months ended December 31, 2008 was due primarily to the sale of the warrant related to Deep Down, Inc. The net realized loss of $18,610 for the six months ended December 31, 2007 was attributable primarily to our disposition of our investments in Central Illinois Energy, LLC and Advantage Oilfield Group, Ltd. (“AOG”) during the three months then ended.

Net realized gains (losses) were ($16,222), $1,949, and $303 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  The net realized loss of ($16,222) sustained in FY2008 was due mainly to the sale of CIE and AOG while the $1,949 realized gain registered for FY2007 is attributable to the sale of Evolution.

Increase (Decrease) in Net Assets from Net Changes in Unrealized Appreciation/Depreciation

Increase (decrease) in net assets from changes in unrealized appreciation/depreciation was ($5,452) and $4,264 for the three months ended December 31, 2008 and December 31, 2007, respectively. For the three months ended December 31, 2008, the $5,452 decrease in net assets from the net change in unrealized appreciation/depreciation was driven primarily by write-downs to our investments in Deb Shops, Iron Horse, Qualitest, RMC, Resco, WEPI, and Yatesville which were partially offset by unrealized appreciation of our investment in GSHI. For the three months ended December 31, 2007, the $4,264 increase in net assets from such changes is attributable to write-ups of our investments in ESA Environmental Specialists, Inc., Arctic Acquisition Corp. and C&J offset by write-downs for our investments in Integrated, WECO, and Genesis Coal Corp.

For the six months ended December 31, 2008 and December 31, 2007, net assets (decreased) increased by ($16,601) and $4,960, respectively from changes in unrealized appreciation/depreciation. The $16,601 decrease occurring during the six months ended December 31, 2008 was attributable to unrealized depreciation recognized for our investments in Deb Shops, Iron Horse, Qualitest, RMC, Resco, WEPI, and Yatesville partially offset by a write-up of our investment in GSHI. The $4,960 increase from changes in unrealized appreciation/depreciation for the six months ended December 31, 2007 was the net result of write-ups of our investments in ESA Environmental Specialists, Inc. and NRG by the disposition of AOG (which had been previously valued below cost) offset by a write-down for our investment in Integrated.

Increase (decrease) in net assets from changes in unrealized appreciation/depreciation was ($1,300), ($8,352), and $4,035 for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  For FY2008, the ($1,300) decrease in net assets from the net change in unrealized appreciation/depreciation was driven by significant write-downs in our investments in Integrated, Worcester Energy Co., Inc., or WECO, and Yatesville partially offset by the write-up for our investment in GSHI and by the disposition of previously written-down investments in AOG and ESA.  FY2007's ($8,352) decrease in net assets from such changes is attributable to significant write-downs of our investments in AOG, ESA, Unity and Whymore which, in turn, were slightly offset by a significant write-up in the value for GSHI.  For FY2006, the $4,035 increase in net assets due to changes in unrealized appreciation/depreciation was mainly attributable to a write-up of the investment in GSHI.

Financial Condition, Liquidity and Capital Resources

For the three months ended December 31, 2008 and December 31, 2007, our operating activities provided (used) $4,659 and ($102,990) of cash, respectively. Financing activities (used) provided ($3,490) and $104,326 of cash during the three months ended December 31, 2008 and December 31, 2007, respectively which included the payments of dividends of $10,376 and $0, during the three months ended December 31, 2008 and December 31, 2007, respectively.

For the six months ended December 31, 2008 and December 31, 2007, our operating activities used $23,126 and $155,568 of cash, respectively. Financing activities provided $25,009 and $156,904 of cash during the six months ended December 31, 2008 and December 31, 2007, respectively which included the payments of dividends of $22,221 and $6,587, during the six months ended December 31, 2008 and December 31, 2007, respectively.  Our cash flows provided by (used in) operating activities totaled ($204,025), ($143,890), ($29,919), for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  Financing activities provided (used) cash flows of $204,580, $143,890, and $20,332, for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.  Dividends paid and declared were $24,915, $21,634, and $7,663, for the years ended June 30, 2008, June 30, 2007 and June 30, 2006, respectively.

Our primary uses of funds have been to add to our investments in our portfolio companies, to add new companies to our investment portfolio, and to make cash distributions to holders of our common stock.  In the future, we may also use some of our funds to buy back our common stock on the open market.

We have and may continue to fund a portion of our cash needs through borrowings from banks, issuances of senior securities or secondary offerings.  We may also securitize a portion of our investments in mezzanine or senior secured loans or other assets.  Our objective is to put in place such borrowings in order to enable us to expand our portfolio.  At December 31, 2008, we had a $200,000 revolving credit facility on which $138,667 was outstanding.  At June 30, 2008, we had a $200,000 revolving credit facility on which $91,167 was outstanding.  This facility matures on June 6, 2009, and we are currently negotiating for an extension and expansion of the facility.

On September 6, 2007, our Registration Statement on Form N-2 was declared effective by the SEC.  At December 31, 2008, under the Registration Statement, we had remaining availability to issue up to approximately $354,000 of our equity securities over the next three years.

Off-Balance Sheet Arrangements

At December 31, 2008, we did not have any off-balance sheet liabilities or other contractual obligations that are reasonably likely to have a current or future material effect on our financial condition, other than those which originate from 1) the investment advisory and management agreement and the administration agreement and 2) the portfolio companies.

Developments Since the End of the Fiscal Quarter

On January 20, 2009, we issued 148,200 shares of our common stock in connection with the Dividend Reinvestment Plan.

On January 21, 2009, Diamondback repaid the $9,200 debt outstanding to us. We continue to hold net profit interests on this investment.

On February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount from NAV per share during the twelve-month period following such approval.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of June 30, 2008. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2008 based upon criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of June 30, 2008 based on the criteria on Internal Control — Integrated Framework issued by COSO.

Our management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2008 has been audited by BDO Seidman LLP, an independent registered public accounting firm, as stated in their report which appears in the 10-K.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from selling Securities pursuant to this prospectus initially to maintain balance sheet liquidity and thereafter to make long-term investments in accordance with our investment objective.  A supplement to this prospectus relating to each offering will provide additional detail, to the extent known at the time, regarding the use of the proceeds from such offering including any intention to utilize proceeds to pay expenses in order to avoid sales of long-term assets.

We anticipate that substantially all of the net proceeds of an offering of Securities pursuant to this prospectus will be used for the above purposes within six months, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions.  In addition, we expect that there will be several offerings pursuant to this prospectus; we expect that substantially all of the proceeds from all offerings will be used within three years.  Pending our new investments, we plan to invest a portion of net proceeds in cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment and other general corporate purposes.  The management fee payable by us will not be reduced while our assets are invested in such securities.  See "Regulation ― Temporary Investments" for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors.  Our Board of Directors currently consists of five directors, three of whom are not "interested persons" of the Company as defined in Section 2(a)(19) of the 1940 Act.  We refer to these individuals as our independent directors.  Our Board of Directors elects our officers to serve for a one-year term and until their successors are duly elected and qualify, or until their earlier removal or resignation.

Board Of Directors And Executive Officers

Under our charter, our directors are divided into three classes.  Directors are elected for a staggered term of three years each, with a term of office of one of the three classes of directors expiring each year.  At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting are elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.  Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Directors and Executive Officers
Our directors and executive officers and their positions are set forth below.  The address for each director and executive officer is c/o Prospect Capital Corporation, 10 East 40th Street, 44th Floor, New York, NY  10016.

Independent Directors

Name and Age	Position(s) Held with the Company	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director(2)

Graham D.S. Anderson, 43	Director	Class I Director since September 2008; Term expires 2011	General Partner of Euclid SR Partners from 2000 to present. From 1996 to 2000, Mr. Anderson was a General Partner of Euclid Partners, the predecessor to Euclid SR Partners.	One	None

Eugene S. Stark, 51	Director	Class III Director since September 2008; Term expires 2010
Principal Financial Officer, Chief Compliance Officer and Vice President – Administration of General American Investors Company, Inc. from May 2005 to present. Prior to his role with General American Investors Company, Inc., Mr. Stark served as the Chief Financial Officer of Prospect Capital Corporation from January 2005 to April 2005. From May 1987 to December 2004 Mr. Stark served as Senior Vice President and Vice President with Prudential Financial, Inc.
				One	None

Name and Age	Position(s) Held with the Company	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director(2)

Andrew C. Cooper, 47	Director	Class II Director since February 2009; Term expires 2009
Mr. Cooper is an entrepreneur, who over the last 11 years has founded, built, run and sold three companies.  He is Co-Chief Executive Officer of Unison Site Management, Inc., a specialty finance company focusing on cell site easements, and Executive Director of Brand Asset Digital, a digital media marketing and distribution company.  Prior to that, Mr. Cooper focused on venture capital and investment banking for Morgan Stanley for 14 years.
			One	Unison Site Management, LLC, Brand Asset Digital, LLC and Aquatic Energy, LLC

(1)
Our Board of Directors is divided into three classes of directors serving staggered three-year terms.  Mr. Anderson is a Class I director with  a term that will expire in 2011, Mr. Eliasek is a  Class II director with a term that will expire in 2009 and Mr. Barry and Mr. Stark are Class III directors with terms that will expire in 2010.

(2)	No director otherwise serves as a director of an investment company subject to the 1940 Act.

Interested Directors

Name and Age	Position(s) Held with the Company	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director(2)

John F. Barry III(3) 56	Director, Chairman of the Board of Directors, and Chief Executive Officer	Class III Director since June 2004; Term expires 2010
Chairman and Chief Executive Officer of the Company; Managing Director and Chairman of the Investment Committee of Prospect Capital Management and Prospect Administration since June 2004; Managing Director of Prospect Capital Management.
				One	None

M. Grier Eliasek(3) 35	Director, President and Chief Operating Officer	Class II Director since June 2004; Term expires 2009	President and Chief Operating Officer of the Company, Managing Director of Prospect Capital Management and Prospect Administration	One	None

(1)
Our Board of Directors is divided into three classes of directors serving staggered three-year terms.  Mr. Anderson is a Class I director with  a term that will expire in 2011, Mr. Eliasek is a Class II director with a term that will expire in 2009 and Mr. Barry and Mr. Stark are Class III directors with terms that will expire in 2010.

(2)	No director otherwise serves as a director of an investment company subject to the 1940 Act.
(3)	Messrs. Barry and Eliasek are each considered an "interested person" under the 1940 Act by virtue of serving as one of our officers and having a relationship with Prospect Capital Management.
Information about Executive Officers who are not Directors

Name and Age	Position(s) Held with the Company	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years

Brian H. Oswald, 48	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary(1)	November 2008 to present as Chief Financial Officer and October 2008 to present as Chief Compliance Officer
Joined Prospect Administration as Managing Director in June 2008.  Previously Managing Director in Structured Finance Group at GSC Group (2006 to 2008) and Chief Financial Officer at Capital Trust, Inc. (2003 to 2005)

(1)
Mr. William E. Vastardis was the Chief Compliance Officer until September 30, 2008. On October 1, 2008, Brian H. Oswald assumed this role and effective November 11, 2008, Mr. Oswald also assumed the roles of Chief Financial Officer and Treasurer, replacing Mr. Vastardis.

Independent Directors

Graham D.S. Anderson.  Mr. Anderson has served as General Partner of Euclid SR Partners from 1996 to present.  Mr. Anderson currently serves as a member of the Board of Directors of Acurian, Inc. (a clinical trial recruitment company), FatWire Software Corp. (a web content management company), iJet Risk Management (an operational risk management information company), Plateau Systems Limited (a human capital management software company) and SkinMedica Inc. (a dermatology and cosmeceuticals company).

Andrew C. Cooper.  Mr. Cooper has 24 years of experience in growth company management, venture investing and investment banking.  He has a wide range of operational, marketing, technology, and debt and equity capital raising expertise.  Mr. Cooper is an entrepreneur, who over the last 11 years has founded, built, run and sold three companies.  Prior to that, Mr. Cooper focused on venture capital and investment banking for Morgan Stanley for 14 years.  He is Co-Chief Executive Officer of Unison Site Management, Inc., a specialty finance company focusing on cell site easements, and Executive Director of Brand Asset Digital, a digital media marketing and distribution company.  His current Board appointments include Unison Site Management, LLC, Brand Asset Digital, LLC and Aquatic Energy, LLC.

Eugene S. Stark.  Mr. Stark has served as Principal Financial Officer, Chief Compliance Officer and Vice President - Administration of General American Investors Company, Inc. from May 2005 to present. Prior to his role with General American Investors Company, Inc., Mr. Stark served as the Chief Financial Officer of Prospect Capital Corporation from January 2005 to April 2005. From May 1987 to December 2004 Mr. Stark served as Senior Vice President (division level) and Vice President (corporate level) with Prudential Financial, Inc. in various financial management positions. Mr. Stark serves as a member of the Board of Directors of Prospect Capital Funding LLC, a wholly-owned subsidiary of the Company, and sits on the Board of Trustees and is a Member of the Finance Committee of Mount Saint Mary Academy.

Interested Directors

John F. Barry III.  Mr. Barry is chairman and chief executive officer of the Company and is a control person of Prospect Capital Management and a managing director of Prospect Administration.  Mr. Barry is chairman of Prospect's investment committee and has been an officer of Prospect since 1990.  In addition to overseeing Prospect, Mr. Barry has served on the boards of directors of twelve private and public Prospect portfolio companies.  Mr. Barry has served on the board of advisors of USEC Inc., a publicly-traded energy company.  Mr. Barry has

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At our annual meeting of stockholders held on February 12, 2009, our stockholders approved our ability to sell an unlimited number of shares of our common stock at any level of discount from net asset value (NAV) per share during the twelve-month period following such approval.  In order to sell shares pursuant to this authorization a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (a) find that the sale is in our best interests and in the best interests of our stockholders, and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares, or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of such shares, less any distributing commission or discount.  We could also sell shares of common stock below NAV per share in rights offerings.  Any offering of common stock below NAV per share will be designed to raise capital for investment in accordance with our investment objective.

In making a determination that an offering below NAV per share is in our and our stockholders' best interests, our Board of Directors would consider a variety of factors including:

•	The effect that an offering below NAV per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	The relationship of recent market prices of par common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	Whether the estimated offering price would closely approximate the market value of our shares;

•	The potential market impact of being able to raise capital during the current financial market difficulties;

•	the nature of any new investors anticipated to acquire shares in the offering;

•	The anticipated rate of return on and quality, type and availability of investments; and

•	The leverage available to us.

Our Board of Directors would also consider the fact that sales of common stock at a discount  will benefit our Advisor as the Advisor will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other securities of the Company or from the offering of common stock at  premium to NAV per share.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

Impact On Existing Stockholders Who Do Not Participate

Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks.  These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share.  These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering.  These shareholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share.  This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of NAV dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from NAV per share.  It is not possible to predict the level of market price decline that may occur.

The examples assume that the issuer has 30,000,000 common shares outstanding, $600,000,000 in total assets and $150,000,000 in total liabilities.  The current NAV and NAV per share are thus $450,000,000 and $15.00.  The chart illustrates the dilutive effect on Stockholder A of (1) an offering of 1,500,000 shares (5% of the outstanding shares) at $14.25 per share after offering expenses and commission (a 5% discount from NAV), (2) an offering of 3,000,000 shares (10% of the outstanding shares) at $13.50 per share after offering expenses and commissions (a 10% discount from NAV) and (3) an offering of 6,000,000 shares (20% of the outstanding shares) at $12.00 per share after offering expenses and commissions (a 20% discount from NAV).  The prospectus supplement pursuant to which any discounted offering is made will include a chart based on the actual number of shares in such offering and the actual discount to the most recently determined NAV.

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Decrease to NAV
Total Shares Outstanding	30,000,000	31,500,000	5.00%	33,000,000	10.00%	36,000,000	20.00%
NAV per Share	$15.00	$14.96	(0.24)%	$14.86	(0.91)%	$14.50	(3.33)%

Dilution to Nonparticipating Stockholder
Shares Held by Stockholder A	30,000	30,000	0%	30,000	0%	30,000	0%
Percentage Held by Stockholder A	.10%	0.095%	(4.76)%	0.090%	(9.09)%	0.08%	(16.67)%
Total NAV Held by Stockholder A	$450,000	$448,929	(0.24)%	$445,909	(0.91)%	$435,000	(3.33)%
Investment per Share Held by Stockholder A	$15.00	$15.00	0%	$15.00	0%	$15.00	0%
Dilution per Share Held by Stockholder A (NAV per Share Less Investment per Share)		$(.04)	(.24)%	$(.14)	(.91)%	$(.50)	(3.33)%

Impact On Existing Stockholders Who Do Participate

Our existing stockholders who participate in an offering below NAV per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAVdilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering.  The level of NAV dilution will decrease as the number of shares such stockholders purchase increases.  Existing stockholders who buy more than such percentage will, in contrast, experience an increase (often called accretion) in NAV that exceeds the amount of dilution to their holdings prior to the offering and a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering.  The level of accretion will increase as the excess number of shares such stockholder purchases increases.  Even a stockholder who overparticipates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings.  These shareholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share.  This decrease could be more pronounced as the size of the offering and the level of discounts increases.

The following chart illustrates the level of dilution and accretion in the hypothetical 10% discount offering from the prior chart (Example 2) for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 1,500 shares, which is 0.05% of an offering of 3,000,000 shares) rather than its 0.10% proportionate share and (2) 150% of such percentage (i.e. 4,500 shares, which is 0.15% of an offering of 3,000,000 shares rather than its 0.10% proportionate share).  The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.  It is not possible to predict the level of market price decline that may occur.

		50% Participation		150% Participation
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change
Decrease/Increase to NAV
Total Shares Outstanding	30,000,000	33,000,000	10%	33,000,000	10%
NAV per Share	$15.00	$14.86	(0.91)%	$14.86	(.91)%

Dilution/Accretion to Participating Stockholder
Shares Held by Stockholder A		31,500	5%	34,500	15%
Percentage Held by Stockholder A	.10%	0.097%	(4.55)%	0.102%	4.55%
Total NAV Held by Stockholder A	$450,000	$468,090	4.055%	$512,670	14%
Investment per Share Held by Stockholder A (assumed to Be $15.00 on Shares Held Prior to Sale	$15.00	$14.93	(0.48)%	$14.80	(1.30)%
Dilution/Accretion per Share Held by Stockholder A (NAV per Share Less Investment per Share)		$(0.07)	(0.47)%	$0.06	0.40%

Impact On New Investors

Investors who are not currently stockholders and who participate in an offering below NAV per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares.  These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests.  These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings.  These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in NAV per share.  This decrease could be more pronounced as the size of the offering and level of discounts increases.

The following chart illustrates the level of accretion for new investors that would be experienced by a new investor in the same hypothetical 5%, 10% and 20% discounted offerings as described in the first chart above.  The illustration is for a new investor who purchases the same percentage (0.10%) of the shares in the offering as Stockholder A in the prior examples held immediately prior to the offering.  The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.  It is not possible to predict the level of market price decline that may occur.

		Example 1		Example 2		Example 3
		5% Offering at 5% Discount		10% Offering at 10% Discount		20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Decrease/Increase to NAV	30,000,000	31,500,000	5%	33,000,000	10%	36,000,000	20%
Total Shares Outstanding	$15.00	$14.96	(0.24)%	$14.86	(0.91)%	$14.50	(3.33)%
NAV per Share

Accretion to New Investor A
Shares Held by Investor A	0	1,500		3,000		6,000
Percentage Held by Investor A	0%	.0048%		.0091%		.0167%
Total NAV Held by Investor A	$0			$44,580		$87,000
Investment per Share Held by Investor A	$0	$14.25		$13.50		$12.00
Accretion per Share Held by Investor A (NAV per Share Less Investment per Share)		$0.71	5.01%	$1.36	10.10%	$2.50	20.83%

Aggregate Amount of Dilution

We will not sell shares under a prospectus supplement to the post-effective amendment to the registration statement of which this prospectus forms a part (the "current amendment") if the cumulative dilution to the Company's NAV per share exceeds 25%.  This would be measured separately for each offering pursuant to the current amendment by multiplying the difference between the most recently calculated NAV per share prior to such offering and the public offering price in such offering times the number of shares sold in the offering and then comparing the sum of such amounts for all such offerings to the aggregate NAV of the Company most recently determined prior to the effectiveness of the current amendment.

PLAN OF DISTRIBUTION

We may sell the Securities pursuant to this prospectus and a prospectus supplement in any of four ways (or in any combination): (a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser, including existing stockholders in a rights offering; (c) through agents; or (d) directly to our stockholders and others through the issuance of transferable or non-transferable rights to our stockholders. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of the Securities will also be named in the applicable prospectus supplement. The Securities may be sold "at-the-market" to or through a market maker or into an existing trading market for the securities, on an exchange or otherwise. The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters or agents and the amounts of Securities underwritten or placed by each of them;

•	the offering price of the Securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to underwriters or agents; and

•	any securities exchanges on which the Securities may be listed.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

We may use Stock to acquire investments in companies, the terms of which will be further disclosed in a prospectus supplement if such stock is issued in an offering hereunder.

Any offering price and any discounts or concessions allowed or reallowed or paid to underwriters or agents may be changed from time to time.

We may sell shares of our common stock at a price below net asset value per share if a majority of the number of beneficial holders of our stock have approved such a sale or if the following conditions are met: (1) holders of a majority of our stock and a majority of our stock not held by affiliated persons have approved issuance at less than net asset value per share during the one-year period prior to such sale; (2) a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us have determined that any such sale would be in our best interests and in the best interests of our stockholders; and (3) a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of us of firm commitments to purchase such securities or immediately prior to the issuance of such securities, that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.

If underwriters are used in the sale of any Securities, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the Securities will be subject to certain conditions precedent.